SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March, 2004

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English) Via Cavalieri Ducati 3 Bologna 40132 Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No________X_________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date March 10, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A.
Registrant

By:	/s/ Christopher Spira
Christopher Spira Investor Relations and Corporate Communications Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING GROUP				€ 000	€ 000
CONSOLIDATED FINANCIAL STATEMENTS				31/12/03	31/12/02

A)	AMOUNTS RECEIVABLE FROM SHAREHOLDERS FOR CALLS IN ARREARS
	Called-up capital			0	0
	Uncalled capital			0	0

	TOTAL RECEIVABLES FROM SHAREHOLDERS			0	0

B)	FIXED ASSETS
	I - INTANGIBLES
	1)	Establishment and enlargement costs		240	468
	2)	Research and development, advertising costs		24,959	21,493
	3)	Patent rights		0	0
		and rights on inventions		3,239	4,087
	4)	Licences, trademarks and similar rights		71,248	76,825
	5)	Goodwill		13,989	16,143
	6)	Difference from consolidation		814	959
	7)	Current and prepayments		6,738	6,054
	8)	Other		3,494	4,489

	TOTAL			124,721	130,518

	II - PLANT AND EQUIPMENT
	1) Land and buildings			23,654	24,004
	2) Plant and equipment			15,400	15,303
	3) Industrial and sales equipment			22,367	19,243
	4) Other property			4,694	5,496
	5) Current and prepayments			1,052	2,356

	TOTAL			67,167	66,402

	III - FIXED FINANCIAL ASSETS
	1)	Shareholdings in:
		a)	controlled companies	0	0
		b)	related companies	0	0
		c)	parent companies	0	0
		d)	other companies	12	12
	2)	Amounts receivable:		0	0
		a)	from controlled companies	0	0
		b)	from related companies	0	0
		c)	from parent companies	0	0
		d)	other	550	616
	3)	other securities		25,000	15,000
	4)	company’s own shares		0	0

	TOTAL			25,562	15,628

	TOTAL FIXED ASSETS			217,450	212,548

1

		€ 000	€ 000
		31/12/03	31/12/02
C) WORKING CAPITAL
I - STOCK ON HAND
1)	raw materials, ancillary materials and consumable commodities	7,016	8,114
2)	work in progress and semifinished products	14,118	15,864
3)	work in progress - orders	0	0
4)	finished products and goods	83,640	87,449
5)	prepayments	0	0

TOTAL		104,774	111,427

II - AMOUNTS RECEIVABLE:
1)	trade debtors
	payable within the next year	80,421	82,042
	receivable later than the next year	0	0
2)	from controlled companies	0	0
3)	from related companies	0	0
4)	from parent companies	0	0
5)	other	0	0
	a) affiliated companies	0	0
	b) other	0	0
	- within next year	13,596	12,790
	- over next year	11,546	0

TOTAL		105,563	94,832

III - FINANCIAL ASSETS OTHER THAN FIXED ASSETS :
1)	shareholdings in controlled companies	0	0
2)	shareholdings in related companies	0	0
3)	shareholdings in parent companies	0	0
4)	other shareholdings	0	0
5)	company’s own shares	391	28
6)	other securities	0	0

TOTAL		391	28

IV - CASH
1)	bank and post deposits	23,541	23,837
2)	cheques	0	6
3)	till money and cash at hand	41	89

TOTAL		23,582	23,932

TOTAL WORKING CAPITAL		234,310	230,219

D) ACCRUED INCOME AND DEFERRED ASSETS:
ACCRUED INCOME		511	554
DISAGIO ON ISSUES AND LOAN CHARGES		88	180
OTHER ACCRUED INCOME		4,674	3,902

TOTAL ACCRUED INCOME AND DEFERRED ASSETS		5,273	4,636

TOTAL ASSETS		457,033	447,403

2

		€ 000	€ 000
LIABILITIES AND SHAREHOLDERS’ EQUITY		31/12/03	31/12/02
A) SHAREHOLDERS’ EQUITY:
GROUP:
I -	Capital stock	82,420	82,420
II -	Accumulated paid-in surplus	19,488	19,879
III -	Revaluation reserve	46,265	24,238
IV -	Legal reserve	287	287
V -	Reserve for group’s own shares	391	0
VI -	Statutory reserve	146	146
VI -	Other reserves	0	0
	- Consolidation reserve	0	0
	- Foreign exchange reserve	534	1,915
	- Appropriated surplus	2,820	2,820
	- Accumulated profits	0	0
	- Provision as per Act 675/77	0	0
	- Provision as per Act 904/77	0	0
	- Provision as per Act 526/82	0	0
	- Provision as per Act 130/83	0	0
	- Provision as per Act 46/82	0	0
VIII -	Profits (losses) carried forward	6,008	21,511
IX -	Operating profits (losses)	40	6,525

TOTAL SHAREHOLDERS’ EQUITY FOR THE GROUP		158,399	159,741

THIRD PARTIES
X -	Capital stock and reserves	0	0
XI -	Operating profit (losses)	0	0

TOTAL SHAREHOLDERS’ EQUITY FOR THIRD PARTIES		0	0

TOTAL CONSOLIDATED SHAREHOLDERS’ EQUITY		158,399	159,741

B) PROVISION FOR DOUBTFUL DEBTS AND EXPENSES
1)	retirement provision and similar commitments	0	0
2)	for taxes	35	35
3)	funding of future doubtful debts and expenses	0	0
4)	other	6,529	12,575

TOTAL PROVISION FOR DOUBTFUL DEBTS AND EXPENSES		6,564	12,610

C) EMPLOYEE RETIREMENT PROVISION		8,277	7,126
D) CREDITORS AND BORROWINGS :
1)	debentures	75,664	91,000
2)	convertible debentures	0	0
3)	bank loans	0	0
	- payable within the next year	65,587	39,293
	- payable later than the next year	6,218	0
4)	other borrowings	0
	- payable within the next year	3,740	3,230
	- payable later than the next year	14,939	17,792
5)	prepayments	3,137	2,806
6)	trade creditors	89,503	95,112
7)	paper titles	0	0
8)	due to controlled companies	0	0
9)	due to related companies	0	0
10)	due to parent companies	0	0
11)	tax debts	12,212	5,354
12)	due to social security institutions	2,697	2,415
13)	other	0	0
	- other within next year	6,562	6,074
	- other over next year	0	0
	- affiliated companies- within next year	0	0

TOTAL CREDITORS AND BORROWINGS		280,259	263,076

E) ACCRUED EXPENSES
ACCRUED COSTS		3,534	4,519
ISSUE AGIO ON LOANS		0	0
OTHER ACCRUED COSTS		0	331

TOTAL ACCRUED EXPENSES		3,534	4,850

TOTAL LIABILITIES		457,033	447,403

AM’NT PAYABLE FOR INSURANCE CLAIM COMPENSATION		0	0
ENGAGEMENTS IN FAVOUR OF THIRD PARTIES		0	0
Am’nt payable for Snam		4,553	511
Domestic currency swap		87,675	81,574
Other		1,781	2,146

3

PROFIT AND LOSS ACCOUNT				€ 000	€ 000
				31/12/03	31/12/02
A) VALUE OF PRODUCTION
1)	revenue on sale and services			388,241	412,971
2)	changes in stock on hand			0	0
	work in progress, semifinished and finished products			(2,862)	17,574
3)	changes in work in progress - orders			0	0
4)	increase in fixed assets for in-house processing			7,267	6,838
5)	other revenues and proceeds			0	0
	-	sundries		34,199	20,944
	-	current-year contributions		1,682	307

	Total revenue and proceeds (5)			35,881	21,251

TOTAL VALUE OF PRODUCTION				428,527	458,634

B) MANUFACTURING COSTS
6)	raw mat., ancillary mat., cons. comm. and goods			190,266	199,169
7)	services			128,706	134,769
8)	leasing			4,469	4,160
9)	personnel:			0	0
	a)	wages and salaries		36,717	38,036
	b)	social contributions		11,599	10,722
	c)	retirement allowances		2,375	2,298
	d)	superannuation and similar allowances		0	0
	e)	other		551	1,507

	Total personnel expenses (9)			51,242	52,563

10)	amortization and depreciation
	a)	depr. of intangibles		23,876	21,991
	b)	depr. of plant and equipment		15,013	11,993
	c)	other depr. of fixed assets		0	0
	d)	depr. of am’nts receiv. included in the assets		0	0
		working capital and cash		1,320	1,333

	Total amortization and depreciation (10)			40,209	35,317

11)	changes in stock on hand,			0	0
	ancill. mat., cons. comm. and goods			1,098	1,340
12)	provisions for risks and charges			4,746	11,829
13)	other provisions.			0	0
14)	other operating expenses			1,473	1,001

TOTAL MANUFACTURING COSTS				422,209	440,148

VALUE OF PRODUCTION LESS MANUFACTURING COSTS (A-B)				6,318	18,486

C) FINANCIAL EARNINGS AND CHARGES
15)	earnings on shareholdings			579	0
16)	other financial earnings
	a)	am’nts receivables included in fixes assets		0	0
	b)	securities incl. in fixed assets other than shareholdings		0	0
	c)	securities incl. in working cap. other than share.		0	212
	d)	other revenues		0	0
		-	interest earned	287	1,102
		-	other financial earnings	1,332	66
		-	foreign exchange gains	12,604	12,036

	Total other financial earnings (16)			14,223	13,416

17)	interest and other financial charges
	-	interest paid on short-term loans		934	594
	-	interest paid on long-term loans		5,362	5,989
	-	other financial charges		5,175	6,269
	-	foreign exchange losses		10,087	10,673

	Total interest and other financial charges (17)			21,558	23,525

TOTAL FINANCIAL EARNINGS AND CHARGES				(6,756)	(10,109)

4

			€ 000	€ 000
			31/12/03	31/12/02
D) ADJUSTMENT OF FINANCIAL ASSETS
18)	appreciation
	a)	of shareholdings	0	0
	b)	fixed financ. assets other than shareholdings	0	0
	c)	securities incl. in work.cap. other than shareholdings	0	0

	Total appreciation (18)		0	0

19)	depreciation
	a)	of shareholdings	0	0
	b)	fixed financ. assets other than shareholdings	0	0
	c)	securities incl. in work.cap. other than shareholdings	0	0

	Total depreciation (19)		0	0

TOTAL ADJUSTMENTS			0	0
E) ABNORMAL REVENUE AND EXPENSES
20)	revenue
	-	surplus from assignments other than no. 5	0	262
	-	non-operating profits	5,332	26

	Total revenues (20)		5,332	288

21)	expenses
	-	depreciation for assignments other than no.14	0	3
	-	taxes for previous years	587	30
	-	non-operating loss	4,187	121

	Total expenses (21)		4,774	154

TOTAL ABNORMAL ITEMS			558	134

RESULT BEFORE TAXES (AB+-C+-D+-E)			120	8,511

22)	current year income tax		0	0
			(3,378)	(4,106)
			3,298	2,120

OPERATING RESULT INCL. THIRD PARTIES’ ENTITLEMENTS			40	6,525

OPERATING (PROFIT) / LOSS FOR THIRD PARTIES			0	0

OPERATING PROFIT / (LOSS) FOR THE GROUP			40	6,525

For the Board of Directors the Managing Director

(Federico Minoli)

5

Ducati Group
Explanatory Notes

EXPLANATORY NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS AS OF 31 DECEMBER 2003

The consolidated financial statements of Ducati Motor Holding S.p.A. (the Company) and its subsidiaries (the Ducati Group) as of 31 December 2003, expressed in thousands of Euro, have been prepared and approved by the Board of Directors in accordance with the principles required by the current statutory regulations for consolidated financial statements, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.). The consolidated financial statements, comprising the Balance Sheet, the Statement of Operations and the related Explanatory Notes, are accompanied by the Report on Operations. In addition, in order to provide improved financial information, the Statement of Cash Flows attached to the Report on Operations analyzes the changes in liquidity during the year.

The consolidated financial statements as of 31 December 2003 have been audited by K.P.M.G. S.p.A.

All the amounts reported in the explanatory notes are stated in thousands of Euro unless otherwise indicated.

The nature and performance of the Group, relations with direct and indirect subsidiaries and other related parties, and significant events that have taken place subsequent to year end are described in the Report on Operations.

1

Ducati Group
Explanatory Notes

ACCOUNTING POLICIES ADOPTED FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF 31 DECEMBER 2003

Scope of consolidation

The scope of consolidation as of 31 December 2003 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

Company	Location	Share	% ownership		% held by Group
		capital	direct	ind.	31/12/03	31/12/02
		€ 000

Direct subsidiaries:

Ducati Deutschland G.m.b.H.	Cologne (D)	254	100%	-	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	-	100%	99.9%
Ducati Japan K.K.	Tokyo (J)	148	100%	-	100%	100%
Ducati Benelux B.V.	Rotterdam (H)	2,601	100%	-	100%	100%
Ducati U.K. Limited	London (UK)	71	100%	-	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	-	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	99%	1%	100%	100%
Ducati.Com S.r.l.	Bologna (I)	10	99%	1%	100%	100%

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati UK Limited has been translated to Euro using the year-end exchange rates.

As of 31 December 2003, the scope of consolidation is unchanged with respect to 31 December 2002.

Changes subsequent to 31 December 2003 are described in the Corporate Events section of the Report on Operations attached to the financial statements as of 31 December 2003.

Consolidation principles

The main consolidation principles adopted for the preparation of the consolidated financial statements as of 31 December 2003 are unchanged with respect to 31 December 2002; they are as follows:

•	The book value of interests in consolidated companies held by the Parent Company and the other companies included within the scope of consolidation is eliminated against the related shareholders’ equity and their assets and liabilities are consolidated on a line-by-line basis. Any differences between book value and the related interest in shareholders’ equity at the time of acquisition are treated as follows:

	-	if positive, the difference is allocated to the individual asset and liability captions to which it refers. Any unallocated amount that will benefit future years is included in the “Consolidation difference” caption (being essentially goodwill)

2

Ducati Group
Explanatory Notes

and amortised on a straight-line basis over the period it is expected to benefit. Residual amounts that will not benefit future periods are deducted from the consolidation reserve;
	-	if negative, the difference is credited to the consolidation reserve.

•	The effects of significant transactions between consolidated companies, represented by receivables, payables, costs and revenues, are eliminated. Any unrealised profits arising on intercompany transactions are also eliminated.

•	The financial statements of certain foreign subsidiaries, Ducati North America Inc., Ducati Japan K.K. And Ducati UK Ltd, are expressed in dollars, yen and pounds sterling respectively. These statements are translated using the year-end exchange rates for assets and liabilities and the average exchange rates for the year for the statement of operations. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity.

The following exchange rates have been applied:

Currency	12/31/2003		12/31/2002
	year end	average	year end	average

US dollar	1.2630	1.1309	1.0487	0.9511
Japanese yen	135.05	130.955	124.39	118.083
UK pound	0.7048	0.6919	0.6505	0.6298

•	The consolidated financial statements as of 31 December 2003 have been prepared using the draft financial statements prepared by the directors of the individual companies, as adjusted on consolidation to reflect the accounting policies of the Parent Company and to eliminate any fiscal entries recorded by Group companies in order to obtain tax benefits that would not otherwise have been available.

•	The minority interest in the shareholders’ equity and results for the year of consolidated subsidiaries is reported separately on the face of the financial statements.

3

Ducati Group
Explanatory Notes

The shareholders’ equity and results for the year of the Parent Company are reconciled with the corresponding consolidated amounts below (in thousands of Euro):

	Profit (loss)		Profit (loss)
	for the	Shareholders’	for the	Shareholders’
	year ended	equity as of	year ended	equity as of
	31 December	31 December	31 December	31 December
	2003	2003	2002	2002

Financial statements of Ducati
Motor Holding S.p.A.	(5,430)	148,759	(2,955)	132,161

Adjustments to reflect
Group accounting
policies	(22)	153	(525)	209

Elimination of entries
recorded for fiscal purposes	(5,001)	14,042	2,968	46,215

Elimination of
unrealised intercompany
profits	1,084	(8,356)	1,503	(9,440)

Higher (lower) value of
consolidated investments
with respect to their
book value	1,751	3,736	5,535	3,334

Other	1,402	3,247	1,679	1,870

Tax effect arising on
consolidation	6,256	(3,182)	(1,680)	(14,608)

Total consolidation
adjustments	5,470	9,640	9,480	27,580

Consolidated results
and Group
shareholders’ equity	40	158,399	6,525	159,741

Other changes mainly reflect the treatment in the consolidated financial statements of intercompany monetary items denominated in foreign currencies, as well as the adoption of finance leasing methodology.

Deferred taxes mainly relate to fiscal entries recorded in the financial statements of certain Group companies which are reversed on consolidation, with the recognition of the related deferred taxation.

4

Ducati Group
Explanatory Notes

Accounting policies

The consolidated financial statements of Ducati Motor Holding S.p.A. And its subsidiaries (the Ducati Group) as of 31 December 2003, expressed in thousands of Euro, have been prepared in accordance with the principles required by the current statutory regulations for consolidated financial statements, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.).

The more significant accounting policies adopted are set out below. They are unchanged with respect to those used to prepare the consolidated financial statements as of 31 December 2002, which are presented for comparative purposes.

Intangible fixed assets

Intangible fixed assets are recorded at purchase or conferral cost. They are amortised directly on a straight-line basis over their estimated economic useful lives. Costs incurred to obtain long-term finance (“debt capacity”) are amortised over the lives of the related loans on a declining balance basis. Intangible fixed assets that will not benefit future periods are written off.

Research and development costs are capitalised if they relate to specific projects that are reasonably identifiable and quantifiable, and if there is reasonable certainty that they will be recoverable in future from the revenues generated by the application of such projects. Capitalised costs comprise the utilisation of internal resources, as well as related charges.

The amortisation rates used are set out further below in the note on intangible fixed assets.

Property, plant and equipment

Property, plant and equipment are recorded at purchase or conferral cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned.

Property, plant and equipment are systematically depreciated on a straight-line basis using the ordinary rates indicated by current tax legislation, which are considered to reflect the residual, economic and technical useful lives of the related assets. The annual rates used are set out further below in the note on property, plant and equipment.

In addition, the financial statements of Ducati Corse S.r.l. include a charge to the statement of operations for the accelerated depreciation of industrial and commercial equipment. This charge was recorded in order to reflect the effective residual, economic and technical useful lives of these capitalised assets. Deferred taxation is recorded in relation to such accelerated depreciation.

As required by International Accounting Standards, significant fixed assets acquired under finance leasing contracts are recorded using finance lease accounting methodology. This involves capitalisation of the original value of the asset and recognition of the outstanding principal due, as well as the depreciation of the asset over its estimated

5

Ducati Group
Explanatory Notes

economic and technical useful life. The principal element of lease instalments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

Financial fixed assets

Receivables recorded as financial fixed assets are stated at nominal value, as uplifted by the interest earned in each accounting period. This represents their estimated realisable value.

Investments in other companies are recorded at purchase or formation cost, as written down to reflect any permanent losses in value.

Other securities recorded as financial fixed assets are stated at nominal value, as uplifted by the interest earned in each accounting period. This represents their estimated realisable value.

Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding estimated realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. In order to reflect their realisable value, inventories are stated net of an allowance to cover losses on obsolete and slow-moving items.

Receivables and payables

Receivables are recorded at nominal value and stated net of the allowance for doubtful accounts in order to reflect their estimated realisable value.

In the case of receivables factored with recourse, the corresponding amounts are not deducted from the reported balance until they have been paid by the original debtors. Advances received from factoring companies are matched by the recognition of the related liability to those companies.

In the case of receivables factored without recourse, the amounts due from the original debtors are deducted from the reported balance and that due from the factoring company, or the vehicle company for securitisation arrangements under Law 130/99, is recorded as a receivable.

In December 2002, Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of work to modify the administration of customer credit in Italy and abroad. This involves a move from the factoring to the securitisation of the collection risk and the financing of the commercial network. These activities were previously carried out by a factor. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

6

Ducati Group
Explanatory Notes

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

The parent company completed the first tranche of the securitisation on 30 December 2002. Further disposals were made on 26 February, 31 March, 22 April, 21 May, 30 June, 28 July, 28 August, 28 September, 24 October, 27 November and 23 December 2003; given that this is a revolving facility, additional disposals will also be made in the coming years. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (D.D.F.1) established pursuant to Law 130/99. This company is owned by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. This purchase of receivables was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary for the Canadian and American markets.

The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. They are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

Certain foreign subsidiaries also became involved in the securitisation arrangements during 2003.

Ducati France formally entered the programme for the securitisation of trade receivables at the end of June 2003, and made the first disposal in the following month.

Ducati Motor Deutschland and Ducati UK entered the securitisation programme at the time of the December 2003 disposal. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the vehicle.

7

Ducati Group
Explanatory Notes

The total nominal value of the receivables sold, the amount collected, the deferred portion and the effect of the securitisation on the net financial position are indicated below:

	2003		2002

Nominal value of receivables sold to the SPV (turnover)	116.00	*	26.70

Payments received from the SPV	110.10		20.00

Interest and expenses	0.80		0.20

Amount deferred	5.10		6.50

* inc. AUD 3.8 million and CHF 3.1 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	34.30		26.70

Receivables not collected by the SPV but due	3.00		-

Total receivables to be collected by DDF1	37.30		26.70

Amount deferred	(5.10)		(6.50)

Receivables collected by DMH on behalf of
the SPV but not yet paid over to that entity	(0.50)		-

Total effect on the financial position	31.70		20.20

The balance of € 31.7 million as of 31 December 2003 (€ 20.2 million as of 31 December 2002) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitisation, the Group’s receivables and net short-term borrowing position as of 31 December 2003 would have been greater by € 31.7 million (€ 20.2 million as of 31 December 2002).

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of 31 December is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1,052 thousand, have been recorded as deferred charges and are being amortised over the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

8

Ducati Group
Explanatory Notes

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, the Ducati Group is exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold.

Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., The latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. And to taking all necessary action to avoid the bankruptcy and/or winding-up of this company.

On 30 June 2003, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. released a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. (D.D.F.1) for a maximum amount of € 4,000,000, to guarantee the commitment of Ducati Motor Holding S.p.A. to reimburse D.D.F.1 for any amounts deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets.

Own shares

In accordance with art. 2424 of the Italian Civil Code, own shares are either classified as financial fixed assets or as current financial assets, depending on the reason for holding them. At the time that own shares are recorded as an asset, a corresponding non-distributable equity reserve is created: “Reserve for own shares held”.

Own shares are originally recorded at purchase cost.

Their subsequent valuation depends on whether the directors have classified them as financial fixed assets or among current assets. In the first case, the book value of the shares is only written down to reflect any permanent reductions in their value; in the second case, if applicable, they are stated at the lower of cost or their estimated “realisable value determined with reference to market conditions” in accordance with art. 2426 of the Italian Civil Code.

Any writedowns are charged to the statement of operations as a financial expense and a matching amount is released from the reserve for own shares held.

Own shares are classified among current assets to the extent that the directors have decided to make them available for trading.

The own shares held by Ducati Motor Holding S.p.A. represent about 0.18% of the total number of issued shares.

9

Ducati Group
Explanatory Notes

Foreign currency transactions

Foreign currency transactions are translated to Euro using the exchange rates in effect on the date they take place.

The differences arising on translating current receivables and payables (not hedged by forward contracts) using the year-end rates are recorded as a direct adjustment of the related balances, while the corresponding gains and losses are reflected in the statement of operations as financial income and expense.

Non-current receivables and payables denominated in foreign currencies (excluding any current portions), whether deriving from financial or from commercial transactions, are translated to Euro and reported using the year-end exchange rates. Exchange losses deriving from differences between the transaction-date and year-end exchange rates are expensed in full. Conversely, any exchange gains identified at year end are deferred by recording a provision for exchange fluctuations and only recognised as income when the related receivables and payables become current.

In the case of forward contracts that hedge the revenues from orders received, the rate on the date of the sale is used to determine the amount of the related revenue. With regard to hedged sales taking place during the year, the adjustment deriving from the difference between the exchange rate on the hedge date and that on the transaction date is recorded in the statement of operations as a financial item. The financial elements intrinsic to forward contracts are also recorded on an accruals basis.

The nominal forward value of such hedging transactions is recorded among the memorandum accounts.

Current financial assets

Securities are valued at the lower of purchase cost or their corresponding market value.

Receivables deriving from “repurchase agreements” involving securities are recorded at their spot value, as adjusted for accrued interest.

Accruals and deferrals

These are determined in accordance with the matching principle, in order to recognise costs and revenues in the accounting periods to which they relate.

Taxation

The current income taxes of individual consolidated companies are determined in compliance with the tax legislation in force in the nations where these companies are based; the resulting liability is reported as amounts “Due to tax authorities”. Deferred tax assets and liabilities deriving both from the elimination on consolidation of fiscal entries recorded by individual group companies and from other consolidation adjustments (essentially regarding unrealised intercompany profits) are also recognised, to the extent that they represent timing differences between the statutory and consolidated financial statements. The statutory financial statements of Group companies also recognise the deferred tax assets and liabilities arising from timing differences between their statutory and taxable income and in relation to carried-forward tax losses, on condition that their

10

Ducati Group
Explanatory Notes

recovery, in the case of prepaid taxes, is considered to be reasonably certain having regard for current forecasts and company projections regarding performance.

Deferred taxes are recorded in accordance with Accounting Standard 25, issued in March 1999 by the Italian Accounting Profession.

Deferred tax assets and liabilities are determined using the tax rates expected at the time the related timing differences are due to reverse. These rates are reviewed every year, in order to take account of any changes in the financial and economic situation of the companies concerned, and in tax rates.

Other provisions for risks and charges

This caption includes provisions against reasonably foreseeable charges and losses that are not associated with specific asset accounts.

Employees’ leaving entitlements

The provisions made for these entitlements at the balance sheet date are recorded in accordance with current legislation and payroll contracts.

Bonds

Bonds are recorded at their nominal value at the time of subscription, net of buybacks. The related issue discount, being the difference between nominal value and the amount collected, is charged to financial section of the statement of operations on an accruals basis.

Costs and revenues

These are recorded in the financial statements on a prudent basis in accordance with the matching principle, with appropriate recognition of the related accruals and deferrals. Revenues and other income, costs and charges are recorded net of returns, discounts, allowances and rebates. Revenues from the sale of goods are recognised at the time of delivery, when ownership passes to the purchaser or when the latter essentially accepts all the risks normally associated with ownership. The cost of services is recognised on an accruals basis at the time they are received. Costs associated with the remuneration of riders and the racing teams are recognised over the lives of their respective contracts.

The grants envisaged in the contracts between Ducati Motor Holding S.p.A. And the Ministry for Productive Activities in relation to projects E01/0005/0 and E01/0004/0, as further explained in the related section of the report on operations, are recorded as other operating revenues on expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. Ducati Motor Holding S.p.A. believes, pursuant to art. 4.5 of Concession nos. 88 of 5 August 2002 and 87 of 5 August 2002, that if 60 days elapse from the date of presenting progress reports and the related documentation in a formally and technically complete fashion, without any objection from the Ministry for Productive Activities or the programme manager (San Paolo IMI), then it is entitled to collect the grants, receipt of which as revenue has become certain even though they will only be paid out when the related liquidity becomes available to the Ministry for Productive Activities (pursuant to art. 4.6 of the above-mentioned decrees).

11

Ducati Group
Explanatory Notes

The parent company nevertheless believes that the above amounts will be paid prior to the date that these financial statements are approved.

If the grants relate to capitalised charges, they are deferred and released to match the related amortisation expense.

EXPLANATORY NOTES TO THE BALANCE SHEET AND STATEMENT OF OPERATIONS

BALANCE SHEET

ASSETS

Intangible fixed assets

Intangible fixed assets, amounting to € 124,721 thousand, are stated net of accumulated amortisation.

The changes in intangible fixed assets during the year ended 31 December 2003 are indicated in an attachment to these notes (attachment 1).

Start-up and expansion costs mainly relate to the capitalised formation costs of the parent company, together with expansion costs connected with the acquisition in 1996 of the motorcycle business.

The recent changes in startup and expansion costs are as follows:

	31/12/03	31/12/02
Opening net book value	468	705
Increases	5	-
Decreases	-	-
Amortisation	(230)	(231)
Reclassifications	(3)	(6)

Closing net book value	240	468

Reclassifications reflect the adjustment, using the exchange rates as of 31 December 2003, of the opening historical cost balances denominated in foreign currencies and related accumulated amortisation of foreign subsidiaries. These costs are amortised on a straight-line basis over five years commencing from the year in which they are incurred.

Research, development and advertising costs, mostly capitalised by Ducati Motor Holding S.p.A., mainly relate to studies and research for the development of new models or the improvement of existing models. They are amortised on a straight-line basis over five years commencing from the year in which projects are completed and the related results are industrialised.

12

Ducati Group
Explanatory Notes

The recent changes in these costs are as follows:

	31/12/03	31/12/02
Opening net book value	21,493	19,555
Increases	14,502	10,969
Decreases	(16)	-
Amortisation	(11,015)	(9,019)
Reclassifications	(5)	(12)

Closing net book value	24,959	21,493

This caption includes costs benefiting future years incurred to develop the “Ducati” image, with a net book value as of 31 December 2003 of € 21 thousand. These costs are being amortised over 5 - 7 years.

Capitalised R&D costs essentially relate to projects for the development of engines and new models of motorcycle. Research projects have, in particular, sought ways to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand’s distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Reclassifications reflect the exchange adjustment of the opening historical cost balances denominated in foreign currencies and the related accumulated amortisation, together with the transfer from assets in progress of projects completed during the year.

Industrial patents and intellectual property rights amounting to € 3,239 thousand (€ 4,087 thousand as of 31 December 2002) essentially comprise:

-	Software licenses acquired from third parties by Ducati North America Inc. and Ducati Motor Holding S.p.A.

-	Capitalised costs incurred to maintain industrial patents.

These costs are amortised on a straight-line basis over three or five years, commencing from the year in which they are incurred.

Concessions, licenses, trademarks and similar rights almost entirely relate to the cost of the Ducati brand name, which was purchased for the amount established at the time the motorcycle division was acquired by Ducati Motorcycles S.p.A.

13

Ducati Group
Explanatory Notes

The recent changes in these costs are as follows:

	31/12/03		31/12/02
Opening net book value	76,825		82,402
Increases	-		-
Decreases	-		-
Amortisation	(5,576)		(5,577)
Reclassifications	(1)		-

Closing net book value	71,248	*	76,825

*	including € 20 thousand relating to the trademark acquired on the absorption of Gio.Ca Moto International S.r.l. In 2001.

During 2003, Ducati Motor Holding S.p.A. took advantage of Law 342 dated 21 November 2000, as modified by art. 2.25 of Law 350 dated 24 December 2003 (the 2004 Finance Law) regarding the revaluation of assets.

In particular, the parent company has restated as of 31 December 2003 the net book value of the brand name recorded in its accounts prior to the revaluation to reflect the value reported in the consolidated financial statements at that date. This approach will also be adopted in future years since, following the abrogation from 2004 of art. 2426.2 of the Italian Civil Code (exceptions for fiscal purposes), the parent company will no longer be able to justify for tax reasons the provision of amortisation in excess of that charged in the consolidated financial statements using economic-technical rates. Accordingly, the revaluation pursuant to Law 350 of 23 December 2003 recorded in the statutory financial statements of the parent company has not affected the net book value of the brand name reported in the consolidated financial statements.

The resulting value does not exceed the economic limit expressly referred to in Law 342/2000, since it is not greater than the value determined as of 31 December 2003 of the effective future economic benefit to the company deriving from use of the brand name.

At the request of the parent company, an opinion on the fairness of this revaluation dated 9 February 2004 was obtained from Paolo Penzo, certified accountant.

After deducting 19% flat-rate taxation amounting to € 5,167 thousand from the revaluation surplus of € 27,194 thousand, the parent company has credited the net balance, € 22,027 thousand, to a specific revaluation reserve which cannot be used for any other purpose.

Amortisation is being provided in the consolidated financial statements over a period of 20 years, which is the maximum period currently allowed by the reference accounting principles for the amortisation of intangible fixed assets, such as brand names. It is difficult to estimate the economic useful life of the Ducati brand name, since it is linked with expectations for the duration and development of the business, which, however, should be much longer than the above period.

Goodwill mainly reflects the amount recognised on the conferral of business activities in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. Amortisation is being provided in the

14

Ducati Group
Explanatory Notes

consolidated financial statements over a period of 20 years, which is the maximum period currently allowed by the accounting standards issued by the Italian Accounting Profession. It is difficult to estimate the economic useful life of this goodwill, since it is linked with expectations for the duration and development of the business, which, however, should be much longer than the above period.

Goodwill paid in 1998 on the reorganisation of the French and German distribution networks, € 1,291 thousand, is being amortised over its estimated useful life of 15 years. Goodwill also includes € 152 thousand paid on the reorganisation of the British distribution network, which is being amortised over 3 years.

The recent changes in this caption are as follows:

	31/12/03	31/12/02
Opening net book value	16,143	18,352
Amortisation	(2,153)	(2,207)
Reclassifications	(1)	(2)

Closing net book value	13,989	16,143

The net balance as of 31 December 2003 includes € 346 thousand regarding the no-competition agreement signed between the Parent Company and the holding company of the Cagiva group as part of the acquisition of the Ducati business in September 1996. This amount is being amortised on a straight-line basis over a period of 7 years and 6 months.

The consolidation difference, € 814 thousand (€ 959 thousand as of 31 December 2002), reported in the consolidated financial statements reflects the difference between the book value of subsidiaries and the related interest in their shareholders’ equity at the time of acquisition; such difference, representing goodwill, is being amortised on a straight-line basis over 20 years for the reasons described earlier.

Assets in progress and advances totalling € 6,738 thousand as of 31 December 2003 (€ 6,054 thousand as of 31 December 2002) include € 4,021 thousand in relation to R&D projects that have not yet entered the industrialisation stage, and € 2,313 thousand for the purchase of a new information system, including software licenses and the cost of installation consultancy, customisation and development.

Other intangible fixed assets totalling € 3,494 thousand (€ 4,489 thousand as of 31 December 2002) include:

1.	€ 427 thousand reflecting the cost of legal and tax consultants, external audit services and bank commission incurred in connection with the Stock Exchange listing of Ducati Motor Holding S.p.A. The estimated useful life of these costs is 5 years, commencing from 24 March 1999 when the Company was admitted to the Stock Exchange.

2.	€ 266 thousand reflecting bank commissions incurred in connection with the bond issued by Ducati Motor Holding S.p.A. on 31 May 2000, which matures on 31 May 2005. This cost is being amortised on a straight-line basis over the life of the bond, which will be repaid in full on 31 May 2005.

15

Ducati Group
Explanatory Notes

3.	€ 2,029 thousand in relation to other intangible fixed assets amortised on a straight-line basis over 3, 5 or 7 years.

4.	including € 20 thousand relating to the trademark acquired on the absorption of Gio.Ca Moto International S.r.l. In 2001.

Property, plant and equipment

Property, plant and equipment as of 31 December 2003, € 67,167 thousand, is stated net of accumulated depreciation totalling € 59,591 thousand, of which € 15,013 thousand was charged in the year ended 31 December 2003.

Land and buildings include leasehold improvements of € 2,055 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained in the note on “Leasing”, and are being amortised over their estimated useful lives.

The changes in property, plant and equipment during the year ended 31 December 2003 are reported below and in attachment 2:

€ (000)	31 December	31 December
	2003	2002
Land and buildings
Cost	30,153	29,302
Accumulated depreciation	(6,499)	(5,298)

Net book value	23,654	24,004

Plant and machinery
Cost	31,180	28,288
Accumulated depreciation	(15,780)	(12,985)

Net book value	15,400	15,303

Industrial and commercial equipment
Cost	54,023	42,299
Accumulated depreciation	(31,656)	(23,056)

Net book value	22,367	19,243

Other assets
Cost	10,350	9,730
Accumulated depreciation	(5,656)	(4,234)

Net book value	4,694	5,496

Construction in progress and advances	1,052	2,356

Total property, plant and equipment, net	67,167	66,402

The depreciation charge and the annual rates applied are set out in the relevant note to the consolidated statement of operations.

16

Ducati Group
Explanatory Notes

Leasing

As of 31 December 2003, the Group has entered into leasing contracts with regard to industrial buildings, machinery and workstations.

These assets totalling about € 30,545 thousand have been recorded in the statutory financial statements of Ducati Motor Holding S.p.A. (€ 29,563 thousand) and of Ducati Corse S.r.l. (€ 982 thousand) in accordance with current Italian legislation, under which lease instalments are charged to the statement of operations on an accruals basis and lease commitments are reported in the memorandum accounts. The related assets are recorded among property, plant and equipment only when purchased at the end of the lease This practice is in line with current fiscal legislation.

On 29 June 2001, Ducati Motor Holding S.p.A. completed a “sale and leaseback” transaction involving an industrial building located within the factory complex at Via A. Cavalieri Ducati 3, Bologna.

The transaction involved selling the building at around book value to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, for € 20,710 thousand, via a sale contract notarised by Iacopo Bersani (notary public) on 29 June 2001, file no. 24473/4192, and then signing a leaseback contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. The amount of € 24,767 thousand, plus VAT, in 32 quarterly instalments, as established in the contract.

The Group applies finance lease accounting methodology in the consolidated financial statements. This approach involves recording leased assets as purchases and depreciating them over their economic and technical useful lives, in the same way as for other property, plant and equipment, while also recording the liability to the lessor and charging the related financial expense to the statement of operations on an accruals basis.

Financial fixed assets

Equity investments

This caption, € 12 thousand, comprises:

	31/12/03	31/12/02

Other equity investments:
Ancma - Associazione Nazionale Costruttori Motocicli e Accessori	2	2
Other	10	10

Total	12	12

“Other” mainly reflects the subscription by Ducati Motor Holding S.p.A. for quotas in the Diamante Consortium. This Consortium comprises leading firms at a national level with an interest in product and process innovation, the development of know-how and the improvement of quality in the Italian engineering and engine production sector.

17

Ducati Group
Explanatory Notes

Other fixed assets – receivables

	31/12/03	31/12/02

Prepaid taxes on employees’ leaving entitlements	110	198
Guarantee deposits	440	418

Total	550	616

Prepaid taxes on employees’ leaving entitlements were paid in relation to the provision as of 31 December 1996, pursuant to Law 140 of 28 May 1997 as converted from Decree 79 of 28 March 1997. This prepayment will diminish over time, as the employees whose accrued leaving entitlement gave rise to this advance taxation leave the Group.

Guarantee deposits reflect amounts paid for various purposes by Group companies.

Other securities

	31/12/03	31/12/02

Credit Link	15,000	15,000
Asset-backed Securities	10,000	-

Total	25,000	15,000

During the year ended 31 December 2001, a financial transaction known as “Credit Link” was put in place for € 15.0 million; this is closely connected with the Bond issue and, in particular, with the related risk of default. The theoretical risk is that Ducati Motor Holding S.p.A. might not comply with its financial obligations under the terms of the Bond, up to a maximum of € 15.0 million.

This operation, the purpose of which is to maximise the benefit deriving from the liquid funds generated during that year, was formalised by acquiring a bond issued by the Dutch branch of Banca Nazionale del Lavoro, which yields an annual coupon paid in arrears of 5.89%. This bond was issued on 13 July 2001 and expires on 31 May 2005. The maturities of the Credit Link and the related interest instalments are tied to those of the Bond.

As of 31 December 2003, the Asset-backed Securities caption relates to the take up of the Class B bond by Ducati North America Inc. These bonds, which are subordinate to the Class A bonds, are part of the wider securitisation arrangements described in the section on the accounting policies relating to “Receivables and Payables”. They were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly on 28 January, April, July and October of each year. They are classified among financial fixed assets since they cannot be sold for two years subsequent to the date of subscription.

18

Ducati Group
Explanatory Notes

Current assets

Inventories

Closing inventories, stated net of the allowance for obsolete and slow-moving inventory, total € 104,774 thousand and comprise:

	12/31/2003	12/31/2002

Raw, ancillary and consumable materials	7,386	8,341
Allowance	(370)	(227)

	7,016	8,114

Work in process and semi-finished products	14,985	16,357
Allowance	(866)	(493)

	14,118	15,864

Finished products	89,464	92,115
Allowance	(5,825)	(4,666)

	83,640	87,449
Advances	0	0

Total	104,774	111,427

Spare parts are classified together with finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The decrease in raw materials with respect to 31 December 2002 reflects an improvement in purchasing policies and more efficient production planning.

The decrease in finished products over the year mainly reflects the Group’s policy to lower inventory levels. This policy was essentially implemented by all group companies including, in particular, the parent company where production was reduced by 11.5% with respect to the prior year. This decrease was partially offset by an increase of € 3.4 thousand in the inventories of Ducati Corse S.r.l.

With respect to the situation as of 31 December 2002, the inventories of finished products and work in progress held by Ducati Corse during the year ended 31 December 2003 were affected by the entry of an official team in the new MotoGP championship.

The need to hold stocks of motorcycles, engines and spare parts for competition purposes has resulted in higher inventory levels for the following reasons:

1.	By contrast with the experimental materials acquired as part of “R&D” activities for the bench, wind tunnel and track testing of development machines, “production” materials are booked to inventory instead of being expensed as purchasing costs.

At the end of the championships, the official motorcycles and engines used during the competition season may be sold or rented for use by unofficial teams in the following season.

Ducati Corse has reached an agreement regarding GP production materials with D’Antin (Gladiator Racing S.L.), a satellite team, involving the rental from November

19

Ducati Group
Explanatory Notes

2003 and throughout the 2004 racing season of motorcycles, engines and spare parts, as well as the provision of a reconditioning service for engines that requires certain reconditioned parts to be held in inventory.

2.	In addition, the re-order parameters applied when procuring production materials for the 2003 season were set to ensure, before each race, that there was coverage for the three following events.

The Racing sector cannot apply the “just-in-time” procurement techniques typical of industrial production; the priority in this case is to ensure that all possible materials required by the team are available, especially in a completely new championship.

The increase in the inventory allowance over the year is mainly due to a rise, € 1.8 million, in the provision recorded by Ducati Motor Holding S.p.A. There are two main reasons for this increase:

-	firstly, the company is obliged by current regulations to carry sufficient spare parts for an after-sales period of at least 10 years and therefore the allowance reflects an estimate of the extent to which inventories exceed actual requirements;

-	secondly, an allowance for accessories was established during the year ended 31 December 2003 based on increasingly accurate analysis, given that historical data for an extended period is starting to become available. This analysis takes account of both the real market value of the inventories concerned and expected requirements, considering the historical levels of usage and sales.

The recent changes in the inventory allowance are as follows:

	31/12/03	31/12/02

Opening balance	5,386	4,287
Provisions	2,558	1,959
Utilisations	(994)	(741)
Effect of translating the financial statements of foreign companies and reclassifications	111	(119)

Closing balance	7,061	5,386

Receivables

Trade receivables	31/12/03	31/12/02

Domestic customers	5,866	3,260
Notes portfolio	5,436	1,501
Due from vehicle company	5,120	6,487
Foreign customers	67,313	74,982

Gross total	83,735	86,230
Allowance for doubtful accounts	(3,314)	(4,188)

Net total	80,421	82,042

20

Ducati Group
Explanatory Notes

Comparison of trade receivables between the two years is influenced by the securitisation arrangements described in the section of these notes dealing with the accounting policies adopted in relation to receivables. The net effect of the securitisation on trade receivables is € 31.7 million as of 31 December 2003 (€ 20.2 million as of 31 December 2002).

The amount due from the vehicle company represents the amount deferred on the securitisation as of 31 December 2003. This is classified among trade receivables for clearer comparison with the prior year and because of the commercial nature of the sold receivables.

The recent changes in the allowance for doubtful accounts are as follows:

	31/12/03	31/12/02

Opening balance	4,188	4,322

Provisions	1,320	1,333
Effect of translating the financial statements of foreign companies and reclassifications	(124)	(214)
Utilisations	(2,070)	(1,253)

Closing balance	3,314	4,188

Provisions were made during 2003 to cover collection risks relating to the customers of group companies including, in particular, those of Ducati North America Inc., Ducati Corse S.r.l., Ducati France S. A.S. and Ducati UK Ltd.

Utilisations in 2003 relate almost entirely to a foreign customer that had been insolvent for some time, but which was only recently declared to be bankrupt.

Other receivables

These amount to € 25,142 thousand and are detailed below:

	31/12/03	31/12/02

Provincial VAT Office	2,200	3,768
Tax authorities - Irap	596	190
Due from employees	210	111
Tax authorities - tax withheld on interest income	263	248
Net prepaid taxes of Italian companies *	14,313	2,976
Net prepaid taxes of foreign companies *	2,798	743
Other tax credits	414	649
Tax authorities - advance corporate/local income tax	467	951
Tax credit on dividends	579	-
Social security institutions	188	97
Suppliers	1,401	2,191
Insurance companies	224	476
Miscellaneous receivables	1,489	390

Total	25,142	12,790

* including the long-term element for € 11,546 detailed in attachment 6.

21

Ducati Group
Explanatory Notes

The decrease in VAT recoverable with respect to last year is mainly due to the adoption, with effect from 2003, of Group VAT rules in relation to the Italian companies included within the scope of consolidation. Adoption of these rules pursuant to art. 73, final para., Of Decree 633/72 – art. 3 Decree 13 December 1979 – has improved the efficiency of financial management with regard to the offset of VAT due to / from the tax authorities.

In particular, application of these rules in early 2003 enabled the Group to recover VAT credits accumulated by Ducati Corse S.r.l. And Ducati.Com S.r.l. totalling € 2,448 thousand.

The Irap (regional business tax) credit reflects the advances for 2003 paid by Italian group companies during the year.

The withholding tax credit on interest income reflects the withholdings made at the time that interest income was credited to Italian group companies. This credit can be offset against future direct tax liabilities or a repayment claim can be made. Either way, recoverability is not in doubt.

The net prepaid taxes relating to Italian group companies mainly reflect provisions that are not tax deductible recorded in the statutory financial statements of individual companies, together with recognition of the effect of the tax losses carried forward by Ducati Motor Holding S.p.A. And Ducati.Com S.r.l. These amounts are partly offset by the deferred taxation deriving from the elimination on consolidation of fiscal entries recorded by Group companies in order to obtain tax benefits that, otherwise, would not have been available (mainly in relation to the depreciation and amortisation of property, plant and equipment and intangible fixed assets).

The changes in net deferred / prepaid taxation are shown below:

	Deferred taxation	Prepaid taxation	Net Total

Balance as of 31/12/2002	(18,725)	21,994	3,719

Provision (utilisation) charged to the statement of operations	6,877	1,655	8,532

Translation adjustment and other changes	(169)	(138)	(307)

Utilisation to cover flat-rate taxation on revaluation of the brand name	5,167	-	5,167

Balance as of 31/12/2003	(6,400)	23,511	17,111

22

Ducati Group
Explanatory Notes

As already mentioned, the revaluation by the parent company of its brand name pursuant to Law 350 of 23 December 2003, recorded in the statutory financial statements as of 31 December 2003, has had the effect of aligning the resulting net book value with the net book value of the brand name reported in the consolidated financial statements. The difference between the reported net book values of the brand name as of 31 December 2002 was essentially due to entries made for fiscal purposes in the statutory financial statements of Ducati Motor Holding S.p.A.; as required by consolidation principles, the effect of this difference was eliminated on consolidation with recognition of the related deferred taxation, € 10,401 thousand (comprising € 9,829 thousand already recorded as of 31 December 2002 and € 572 thousand recorded in 2003 prior to the revaluation), using the income tax rate applying to the parent company. The surplus arising from this revaluation pursuant to Law 350 is subject to flat-rate taxation at 19%; as a result, deferred taxes previously provided in the consolidated financial statements as of 31 December 2002 totalling € 5,167 thousand have been reclassified as amounts due to the tax authorities, since they represent the flat-rate taxation payable on the revaluation. The difference between this flat-rate taxation and the deferred tax provided in the consolidated financial statements as of 31 December 2002 using the income rate of 38.25%, € 5,234 thousand, has been released to the statement of operations for 2003 as non-operating income. This is because the net book value of the brand name reported in the consolidated financial statements as of 31 December 2003 is the same as that reported in the statutory financial statements of the parent company, which will be used to calculate the amortisation deductible for fiscal purposes. Accordingly, there are no longer any timing differences in relation to the brand name that would give rise to a deferred tax liability.

The nature of deferred / prepaid taxation is analysed in attachment 6 and in the explanatory note relating to the “provisions for taxation”.

The prepaid taxes of foreign group companies relate to Ducati Japan K.K. And Ducati North America Inc.

The deferred tax assets recorded as of 31 December 2003 are mainly attributable to Ducati Motor Holding S.p.A. And, to a lesser extent, to Ducati North America Inc. They have been recognised since the directors believe that these companies will generate sufficient future taxable profits for the recovery of their deferred tax assets to be reasonably certain. In particular, these entries reflect the forecasts of profitability envisaged in the latest business plans prepared by management.

The recognition of deferred tax assets totalling € 11.5 million is consistent with these business plans, as well as with expectations regarding the usage of taxed provisions recorded by individual group companies and the deferred taxation arising on consolidation.

The other tax credits relate to amounts due to Ducati G.m.b.H., Ducati UK Ltd. and Ducati Japan K.K. by their local tax authorities.

Advance corporate income taxes reflect the credit reported in the 2003 tax return of Ducati Motor Holding S.p.A. (€ 586 thousand, net of € 166 thousand used for the second advance on 2003 Irap) in relation to the tax charge for the year. This amount is considered to be recoverable during the current year.

Ducati Corse S.r.l. declared a dividend at the quotaholders’ meeting held on 22 September 2003. Accordingly, Ducati Motor Holding S.p.A. has recorded the related tax credit

23

Ducati Group
Explanatory Notes

pursuant to art. 14 of Decree 917 dated 22 December 1986. This credit is treated as an increase in taxable income for corporate income tax purposes (para. 4 of art. 14).

Amounts due from suppliers mostly reflect advance payments made to foreign suppliers. The amount due from insurance brokers mainly relates to the reimbursement of motorcycle thefts (net of the insurance excess), other outstanding claims and participation in the profits on transport policies that have not yet been fully collected. The decrease over the year reflects an increase in the level of collections made by 31 December 2003 with respect to the prior year.

The increase in miscellaneous receivables mainly reflects recognition of a grant from the special revolving fund for technological innovation (FIT), € 1,274 thousand.

The receivables discussed above are all due within five years.

Current financial assets

Own shares

The balance recorded in the consolidated financial statements comprises:

	31/12/03	31/12/02

Own shares	391	-

Ducati Motor Holding S.p.A. made purchases of its own shares during June 2003. These purchases were made in accordance with the shareholders’ authorisation dated 7 May 2002 and were disclosed to Consob on a timely basis. As of 31 December 2003, the company holds a total of 293,235 own shares valued at the lower of cost or market, determined with reference to their market price at year end of € 1.3334 per share. Own shares are classified among current assets to the extent that the directors have decided to make them available for trading.

Cash and cash equivalents

These total € 23,582 thousand and comprise:

Cash on hand	€41 thousand
Cheques	€0 thousand
Bank current accounts	€23,541 thousand

Accrued income and prepaid expenses

Accrued income and prepaid expenses total € 5,273 thousand and comprise:

Accrued income	31/12/03	31/12/02

Accrued income – Credit Link	511	510
Other		44

Total	511	554

24

Ducati Group
Explanatory Notes

Accrued income mainly relates to the interest income accrued on the Credit Link during the year which will be collected during 2004.

The interest earned will be settled regularly each year on 31 May, up to and including May 2005.

Deferred issue discount

31/12/03	31/12/02

88	180

This reflects the residual deferred portion of the discount on the bond issue discussed elsewhere.

Other prepaid expenses

	31/12/03	31/12/02

Prepaid insurance premiums and performance bonds	30	179
Prepaid technical assistance, maintenance and sponsorship contracts	92	117
Prepayments on hedging contracts	3,492	3,194
Other	1,060	412

Total	4,674	3,902

“Prepaid insurance premiums” include the cost of policies deferred to future accounting periods, consistent with the guarantees given and the accruals concept.

Other prepaid expenses include € 3,492 thousand in relation to hedging contracts. This relates to realised gains and is considerably higher than in the prior year due to exchange fluctuations mostly involving the US dollar, and well as the Japanese yen and the UK pound.

The prepayment relating to hedging contracts comprises costs associated with the valuation of the contract premiums, as well as the spot/forward rate adjustment to be recognised on the close-out of the contracts.

“Other” includes prepaid rentals, leasing charges and other costs totalling € 811 thousand.

25

Ducati Group
Explanatory Notes

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity

Attachment 4 shows the movements that have taken place in shareholders’ equity.

Share capital

The share capital of the Parent Company, Ducati Motor Holding S.p.A., As of 31 December 2003 amounts to € 82,420,500.76 and is unchanged with respect to 31 December 2002.

Share premium reserve

The share premium reserve, detailed below, amounts to € 19,488 thousand as of 31 December 2003.

The recent movements in the share premium reserve are as follows:

	Nominal	Share premium	Total
	value
Balance as of 31/12/2001	10,117	21,316	31,433

07/03/02 Allocation to Reserve for Accelerated depreciation		(1,437)	(1,437)

Balance as of 31/12/2002	10,117	19,879	29,996

Allocation to Reserve for own shares held	-	(391)	(391)

Balance as of 31/12/2003	10,117	19,488	29,605

The decrease of € 391 thousand since 31 December 2002 reflects the reclassification to the Reserve for own shares held, as described in the related note.

Revaluation reserve Law 342 - 21/11/2000 and Law 350 – 24/12/2003

This reserve was recorded by Ducati Motor Holding S.p.A. upon the two revaluations of its brand name in 2000 and 2003 by, respectively, € 24,238 thousand and € 22,027 thousand. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. The revaluations were made pursuant to Law 342 of 21 November 2000, as modified with regard to the 2003 financial year by art. 25.2 of Law 350 dated 24 December 2003 (the 2004 Finance Law). See the note on “Intangible fixed assets” for further information on the revaluation recorded in 2003.

Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would represent taxable income for the company

26

Ducati Group
Explanatory Notes

(with a tax credit equal to the amount of the above flat-rate taxation) and for the shareholders (as earnings).

The extraordinary meeting of the shareholders of Ducati Motor Holding S.p.A. held on 7 May 2002 voted to render the reserve recorded in 2000 fully distributable so that a future ordinary meeting could authorise the purchase of the company’s own shares.

Reserve for own shares held

Ducati Motor Holding S.p.A. Made purchases of its own shares during June and July 2003, in full compliance with the applicable regulations, in order to support the market price of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisation dated 7 May 2002 and were disclosed to Consob on a timely basis. As of 31 December 2003, the company holds a total of 293,235 own shares. As required by current regulations, the company has therefore established a reserve for own shares held for the same amount.

Own shares are classified among current assets to the extent that the directors have decided to make them available for trading.

The own shares held by Ducati Motor Holding S.p.A. Represent about 0.18% of the total number of issued shares.

Legal reserve

This reserve, € 287 thousand, has been established pursuant to art. 2430 of the Italian Civil Code.

The balance includes € 205 thousand allocated from the net profits of Ducati Motor Holding S.p.A. earned between the year of formation (1996) and 31 December 2002, being 5% of such amounts. The remainder, € 82 thousand, reflects the reconstruction within shareholders’ equity of reserves previously established on the basis described above by Gio.Ca.Moto International S.r.l., a former subsidiary absorbed by Ducati Motor Holding S.p.A. In 2001.

Extraordinary reserve

This reserve, € 146 thousand as of 31 December 2003, comprises the net profits earned by the merged company Gio.Ca.Moto International S.r.l. up until 31 December 2000, net of the amount allocated to the “Legal reserve”.

Other reserves

These comprise the cumulative translation adjustment of € 534 thousand and the extraordinary reserve of € 2,820 thousand.

27

Ducati Group
Explanatory Notes

Provisions for risks and charges

These provisions, which cover known or likely losses, the timing and extent of which cannot be determined at present, are discussed below.

Provision for taxation

The provision for taxation amounts to € 35 thousand as of 31 December 2003. This amount includes € 26 thousand provided to cover tax risks recorded in the financial statements as of 31 December 2000 of Gio.ca Moto International S.r.l., a former subsidiary that was absorbed by the parent company on 31 December 2001. This provision is believed to be consistent with the foreseeable outcome of the dispute.

The following tax years are still open for direct and indirect taxation purposes: from 1998 for Ducati Motor Holding S.p.A. (including the former Ducati Motor S.p.A., now absorbed), Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A. And Ducati Japan Ltd.; from 1999 for Ducati Benelux BV; from 2000 for Ducati.Com S.p.A. And Ducati UK Ltd.; and from 2002 for Ducati Corse S.r.l.

The Group is not involved in any significant tax disputes as of 31 December 2003, except for an inspection in progress at Ducati G.m.b.H. No significant liabilities for the Group are expected to emerge from this inspection, which is still underway.

Other provisions for risks and charges

These provisions, which cover known or likely losses, the timing and extent of which cannot be determined at present, total € 6,529 thousand as of 31 December 2003, of which € 2,518 thousand relates to medium/long-term amounts. The movements in these provisions during the year are detailed in Attachment 3.

The provision for product warranty, € 6,296 thousand as of 31 December 2003, of which € 2,518 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns that might be required in future. The decrease over the year was mainly due to the following reasons:

-	lower sales and consequent decrease in the number of motorcycles covered by warranty;

-	lower warranty costs experienced in relation to 2002 and 2003 models (currently under warranty) with respect to the models sold in prior years;

-	improved management of warranty costs as part of the wider programme of cost reductions implemented by the Group;

-	more precise analysis of the historical trends in warranty costs and spare parts depreciations used to determine the size of the provisions.

The provision for legal disputes, € 162 thousand as of 31 December 2003, comprises:

1.	€ 23 thousand for legal disputes with an importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the

28

Ducati Group
Explanatory Notes

distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated 27 May 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated 21 June 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated 14 September 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (equal to about € 570 thousand). Performances and Jet Set Car were declared bankrupt on 14 October 1999 and 23 October 2000, respectively. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote.

The provision as of 31 December 2003 is deemed to be adequate to cover expected legal costs.

2.	€ 102 thousand for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.

3.	€ 37 thousand relating to the M. Hailwood agreement. Ducati Motor Holding S.p.A. And its subsidiary Ducati North America Inc. have been called before the New Jersey District Court by the widow of the famous motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs Hailwood maintains that by marketing and selling a model called the MH900e, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood has asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement has been reached between the Company and the counterparty.

This agreement, which envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood; € 338 thousand has already been paid to the counterparty as of 31 December 2003. The remaining € 37 thousand is awaiting payment.

The provision for claims from former Cagiva Group employees, € 60 thousand as of 31 December 2003, was recorded by Ducati North America Inc. to cover risks associated with the legal action taken by a former Cagiva group employee seconded to Cagiva North America, Inc. (now Ducati North America Inc.). In addition, Ducati Motor S.p.A. was also involved in a dispute with the same former Cagiva group employee which was settled in May 2003 without cost to the Company.

29

Ducati Group
Explanatory Notes

Provision for corporate reorganisation

As discussed in the “Other corporate events” paragraph of the Report on operations attached to the financial statements as of 31 December 2003, to which reference should be made for further information, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan designed to improve efficiency that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), while the revised estimate of the total cost of the plan was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on 12 February 2004. The provision of € 11 thousand reflects residual amounts relating to the plan as of 31 December 2003.

Legal proceedings and arbitration

The Ducati Group is party to several legal proceedings that have arisen in the ordinary course of business.

In particular, the Ducati Group is party to a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. claiming around € 6,714 thousand (Lire 13 billion) in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of Ducati Motor S.p.A. To honour its supposed obligation to sponsor the racing team for three years. The Ducati Group believes that this claim is unfounded and, consequently, has not made any related provisions in the consolidated financial statements as of 31 December 2003.

30

Ducati Group
Explanatory Notes

Employees’ leaving entitlements

The recent changes in the provision for employees’ leaving entitlement are as follows:

	31/12/03	31/12/02

Opening balance	7,126	5,719
Provision for the year	2,375	2,298
Translation effect	(18)	(13)
Utilisations	(1,233)	(878)
Other reclassifications	27	-

Closing balance	8,277	7,126

The translation effect of € 18 thousand derives from the translation of the financial statements of foreign subsidiaries.

Payables

Bonds

On 31 May 2000 Ducati Motor Holding S.p.A. issued bearer bonds totalling € 100 million. These bonds, which mature on 31 May 2005, accrue interest at a fixed annual rate of 6.5%, paid annually in arrears on the anniversary of the issue, with the principal redeemable on maturity.

The terms and conditions of this bond do not provide for any financial coverage index or performance parameter, but they do restrict the issuer’s capacity to give real guarantees as security for any further debt represented by bonds or other financial instruments.

Non-compliance with the terms and conditions of the bond automatically gives the bondholders a right to request immediate redemption. This might include, by way of example, failure to pay interest or principal when due, noncompliance with obligations related to the issue of the bonds, failure to pay other liabilities when due, early repayment of other payables, declaration of bankruptcy or any other type of insolvency.

These bonds are quoted on the Luxembourg Stock Exchange and were placed solely with professional investors in Italy and abroad, excluding the United States of America.

In prior years, the parent company repurchased in the market bearer bonds with a total nominal value of € 9,000,000.

31

Ducati Group
Explanatory Notes

During 2003, Ducati Motor Holding S.p.A. also bought back in the market three further tranches of the bearer bond issued on 31 May 2000 with maturity on 31 May 2005, as follows:

	Nominal value	Payment date	Value date

First tranche	5,000,000	26/03/2003	31/03/2003

Second tranche	5,336,000	03/04/2003	08/04/2003

Third tranche	5,000,000	24/10/2003	28/10/2003

The first tranche with a nominal value of € 5,000,000 was acquired at a price of 103.15 with a purchase premium of € 157,500; the second tranche with a nominal value of € 5,336,000 was acquired at a price of 102.4 with a purchase premium of € 128,064; the third tranche was acquired at a price of 102.9 with a purchase premium of € 145,000.

All the bonds bought back were cancelled before 31 December 2003.

The related costs have been reclassified as financial charges.

See also the note on “Other securities” in connection with the “Credit Link” operation.

Accordingly, the residual value of the bond outstanding as of 31 December 2003 was € 75,664,000, of which a further tranche with a nominal value of € 10,000,000 was bought back on 10 February 2004, value date 13 February 2004, at a price of 100.72 and therefore with a purchase premium of € 72,000. The request for cancellation has already been submitted in relation to this buyback.

The financial position of the Ducati Group as of 31 December 2003 is solid and able to guarantee that the funds necessary to refinance the outstanding bond will be sourced.

In order to achieve this objective, the Group is currently assessing the various types of financial instrument made available by the lending market.

Due to banks

Amounts due to banks as of 31 December 2003 total € 71,805 thousand, including € 6,218 thousand at medium term.

The portion of the above total due within 12 months includes a loan obtained by the parent company on 30 May 2003 which is repayable within 18 months less one day and bears interest at 3-month Euribor. This loan is linked with an interest-rate swap that fixes the interest rate at 2.8% - 2.95%. Amounts due to banks beyond one year mainly comprise a medium-term loan to the parent company, € 5,000 thousand, obtained with a view to containing the exposure to interest rates. This loan, obtained on 27 October 2003, is repayable within 18 months less one day (i.e. 26 May 2005) and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.72%.

32

Ducati Group
Explanatory Notes

Due to other providers of finance

These amounts are analysed as follows:

	31/12/03	31/12/02

Due within 12 months	3,740	3,230
Due beyond 12 months	14,939	17,792

Amounts due within the next year comprise the current portion of leasing liabilities, € 3,254 thousand, and receivables of € 486 thousand collected from customers on behalf of the vehicle company (D.D.F.1 S.r.l.) As part of securitisation arrangements, but not yet paid over to that entity.

Amounts due beyond one year relate to the long-term portion of leasing liabilities.

This caption includes payables due beyond 31 December 2008 totalling € 1,602 thousand.

Further information is provided in the discussion on the “Net financial position” in the report on operations.

Advances from customers

This balance reflects advances received from foreign customers whose payment terms require settlement in advance.

31/12/03	31/12/02

3,137	2,806

Trade payables

These are analysed as follows:

	31/12/03	31/12/02

Domestic suppliers	48,768	29,454
Foreign suppliers	12,583	18,118
Invoices to be received	28,152	47,540
Total	89,503	95,112

Trade payables reflect the liability to suppliers of goods and consultancy services. The decrease primarily reflects lower production and, accordingly, reduced purchasing of direct materials from suppliers. The different distribution between suppliers and invoices to be received reflects faster accounting processes in the expenditure cycle.

33

Ducati Group
Explanatory Notes

Due to the tax authorities

These amounts are analysed below:

	31/12/03	31/12/02

VAT payable	2,701	2,914
Flat-rate tax on revaluation of brand name	5,167	-
Taxes withheld - employees	1,970	1,139
Taxes withheld - freelance personnel	116	86
IRPEG-IRAP payable	732	116
Taxes payable by foreign companies	1,526	1,099

Total	12,212	5,354

Amounts due to the tax authorities mainly comprise the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld at source by Group companies on the remuneration of employees and freelance personnel. Taxes payable are determined on the basis of the best interpretation of current tax law, as analysed in the note on “Income taxes” in the statement of operations.

Amounts “Due to the tax authorities” include flat-rate taxation of € 5,167 thousand representing 19% of the surplus arising on the revaluation of the brand name, as described in the note on “Intangible fixed assets”.

The increase in the Irpeg – Irap liability relates to an increase in the taxable income of, in particular, Ducati Corse S.r.l.

The increase in employee withholding taxes relates to amounts deducted from November payroll and the thirteenth-month payment made in December, which were paid over to the tax authorities by 16 January 2004. Prior to this change in timing, the Group paid over these withholding taxes in the month in which employees were paid.

Taxes payable by foreign companies relate to Ducati Motor Deutschland G.m.b.H., Ducati France S.A., Ducati Japan K.K. And Ducati Benelux BV; they comprise taxes other than corporate income taxes for 2003. The increase with respect to last year mainly relates to Ducati North America Inc.

Due to social security institutions

These amounts are analysed below:

	31/12/03	31/12/02

I.n.a.i.l. (accident) and I.n.p.s. (employees’ welfare)	1,836	1,490
I.n.p.d.a.i. (managers’ welfare)	-	162
Previndai (managers’ pensions)	70	43
Contributions due on deferred remuneration	564	590
Due by foreign subsidiaries	42	25
Other	185	105

Total	2,697	2,415

34

Ducati Group
Explanatory Notes

This caption mainly comprises routine payables to social security institutions for contributions on current and deferred remuneration.

Other payables

These amounts are analysed below:

	31/12/03	31/12/02

Due to employees	4,451	4,737
Due in relation to the MH900e and 996R	-	11
Miscellaneous payables	2,111	1,326

Total	6,562	6,074

Amounts due to employees at year end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken).

Amounts due in relation to the MH900e and 996R relate to deposits received against the future purchase of MH900e and 996R motorcycles. These advance bookings were taken through the Company’s web site. The decrease reflects the almost total reimbursement of these amounts following completion of the related sales. Miscellaneous payables mainly comprise amounts due to insurance brokers and unpaid directors’ remuneration.

The significant rise in miscellaneous payables with respect to last year mainly reflects the residual liability of € 800 thousand regarding the reorganisation plan and severance incentives agreed in 2003, as well as an increase in amounts due to directors and insurance brokers of, respectively, € 358 thousand and € 142 thousand.

Accrued expenses and deferred income

	31/12/03	31/12/02

Loan interest	117	80
R&D contract	314	208
Bond interest	2,869	3,450
Retention bonus	-	1,048
Other	234	64

Total	3,534	4,850

Accrued expenses include net interest of € 2,869 thousand (€ 3,450 thousand as of 31 December 2002) on the bearer bonds issued on 31 May 2000, as explained more fully in the note on bonds.

The interest accrual has been calculated in accordance with the loan’s terms and conditions, considering an annual coupon of 6.5% recorded on an accruals basis for the period 1 June 2003 - 31 May 2004.

The reduction in interest expense is related to the buyback of three tranches of this bond, as explained more fully on the note on “Bonds”.

35

Ducati Group
Explanatory Notes

Until 31 December 2002, accrued expenses included extraordinary remuneration authorised by the Compensation Committee and confirmed by the Board of Directors in favour of beneficiaries including the Chairman and Managing Director of the Company. This remuneration, payable as a lump-sum on 14 February of each year, accrued from 15 February of one year to 14 February of the following year. The amount determined in this way was recorded on an accruals basis. No accrual has been made for this remuneration in the period ended 31 December 2003, since the performance parameters concerned have not been achieved.

At this time, neither the Compensation Committee nor the Board of Directors have authorised any payments of this type.

This caption includes a deferred grant of € 204 thousand obtained from the special revolving fund for technological innovation (FIT), in relation to research and development costs incurred by Ducati Motor Holding S.p.A. These costs were approved by the Ministry of Industry under Law 140 regarding automatic incentives for innovation.

Deferred income has been recorded following the reversal, on an accruals basis, of the amortisation already charged in relation to the capitalised costs incurred.

This caption also includes € 11 thousand deferred in relation to grants obtained by Ducati Corse S.r.l. from the Ministry of Education, Universities and Research regarding contracts between Ducati Corse S.r.l. And the universities of Padua, Bologna and Perugia. These grants represent 60% of the costs incurred and have been recorded as “other revenues and income”, as deferred to reflect the amortisation period.

Commitments and contingent liabilities

Commitments comprise:

	31/12/03	31/12/02

Performance bonds - Snam - Lease contract	4,553	511
Domestic currency swaps - options	72,339	81,574
Interest Rate Swap	15,336	-
Contractual commitments	1,781	2,146

Total	94,009	84,231

The increase in “Performance bonds” by € 4,000 thousand relates to a guarantee given in favour of Ducati Desmo Finance 1 S.r.l.

On 30 June 2003, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. Released a guarantee in favour of Ducati Desmo Finance 1 S.r.l. (D.D.F.1) for a maximum amount of € 4,000,000, regarding the commitment of Ducati Motor Holding S.p.A. To reimburse D.D.F.1 for any amounts deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets. These amounts relate entirely to bonuses due to dealers that have reached their sales targets.

The balance of € 72,339 thousand relates to exchange rate hedges.

These transactions, principally involving the sale of US dollars, Japanese yen and UK pounds, are valued using the contracted forward rates.

36

Ducati Group
Explanatory Notes

The Interest Rate Swap (IRS) caption reflects, at their nominal contract value, the transactions arranged to hedge the interest-rate risk on short-term and long-term loans denominated in Euro, amounting to € 10,336 thousand and € 5,000 thousand, respectively, as explained more fully in the note regarding the net financial position contained in the Report on operations attached to these financial statements.

“Contractual commitments” relate to a contract entered into by Ducati Corse S.r.l. that involves commitments over a period of time which, if not honoured, could give rise to a liability to the contractual counterparty. Based on forecasts made, the Group believes that it will undoubtedly be able to honour these commitments and that, therefore, no liability will crystallise.

Commitments not recorded in the balance sheet

With regard to commitments not recorded in the balance sheet and in addition to the information disclosed in the report on group operations, we note that on 5 March 2003, the Board of Directors of Ducati Motor Holding S.p.A. confirmed the allocation to Federico Minoli, as approved by the Compensation Committee and the Board of Directors on 17 June 1999, of an indemnity on termination as Managing Director of the Company of US$ 1.2 million.

On 14 February 2002, the Board of Directors also approved pursuant to art. 2389 of the Civil Code the Compensation Committee’s proposal to extend the retention bonus for another 3 years on the basis approved by the Committee on 2 March 2002. The amount is based on the consolidated EBITDA for 2002, 2003 and 2004 and will only be paid if the beneficiaries concerned (including the Managing Director) are still managers of the Company 12 months after approval of the consolidated financial statements. Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, then they will be entitled to receive three times the amount of the emoluments attributed to them in relation to the year of termination.

On March 10, 2004, no retention bonus has been approved by the Compensation Committee in relation to the year 2003.

Art. 7.2 of the articles of association of Ducati Motor Holding S.p.A. authorised the Board of Directors, by a majority vote in favour, to increase share capital by a maximum nominal value of € 25.8 million by one or more issues of ordinary or preference shares to be offered to the Company’s shareholders by 30 August 2003, with the power to establish the issue price on each occasion, including any share premium and the date from which they carry dividend rights. This article lapsed on 30 August 2003 on expiry of the time period allowed.

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. Approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a Stock Option Plan, as described in more detail in the report on operations. In addition, the shareholders’ meeting held on 2 May 2000 authorised a further capital increase to service a second stock option plan, again as described in more detail in the report on operations.

Share capital was increased on 14 May 2001, in accordance with the above extraordinary resolution, in order to service the first stock option plan.

37

Ducati Group
Explanatory Notes

For information on the stock option plans, the right to issue convertible bonds and/or warrants and the employee share purchase plan, please refer to the appropriate paragraphs in the report on operations. Likewise, with regard to commitments arising as a result of events occurring subsequent to the end of the year, reference is made to the related paragraph in the report on operations.

No action was taken during 2003 with regard to the increase in capital to service the stock option plans, or to the issue of bonds to service the employees’ share ownership plan.

On 27 June 2002, Ducati Motor Holding S.p.A. Signed a settlement with an importer that confirms a liability of € 500 thousand recorded as of 31 December 2002 among other payables, and committed Ducati Motor Holding S.p.A. To repurchase at current market value, by 31 December 2003, the inventory of original Ducati spare parts held by the importer as of 31 December 2003. This liability, € 500 thousand, has been eliminated in full as of 31 December 2003. In particular, the above commitment to repurchase inventory lapsed following new agreements whereby the counterparty continues to be an importer, thus eliminating the reason to make any repurchases.

STATEMENT OF OPERATIONS

Value of production

Net sales

Total net sales amounted to:

	31/12/03	31/12/02

Net sales	388,241	412,971

Net sales are discussed in the related section of the “Report on Operations”.

They are analysed by business line and principal geographical area in an attached statement (attachment 5).

Change in work in process, semifinished and finished products

The decrease over the year was € 2,862 thousand.

This decline essentially reflects Group policy to reduce inventory levels, as discussed further in the related note on the balance sheet.

The changes in inventories reflect the movements in the respective asset categories.

More specifically, with the respect to such movements, these changes do not include the translation effect arising as a result of using rates to translate balance sheets that differ from those used to translate the related statements of operations.

Capitalisation of internal costs

These amounted to € 7,267 thousand (€ 6,838 thousand as of 31 December 2002) and primarily reflected the dedication of internal resources to research and development in relation to planned new models or the improvement of the existing range of models. The increase with respect to last year reflects the importance attached to research and development by the Group, and the consequent greater use of resources.

38

Ducati Group
Explanatory Notes

Other revenues and income

	31/12/03	31/12/02

Cost recoveries	5,305	4,722
Costs recharged	409	523
Sponsorships	22,073	9,729
Grant, Law 140	1,682	370
Other	6,413	5,907

Total	35,881	21,251

Cost recoveries essentially comprise:

-	Recovery of packing expenses

-	Recovery of transport expenses

Higher cost recoveries mainly reflect an increase in the invoiced recharge of transport and packaging costs with respect to last year.

Miscellaneous revenues essentially comprise:

-	Revenues from the sale of raw materials to suppliers

-	Use of the allowance for doubtful accounts

Miscellaneous revenues include higher revenues from “racing sponsorships” following the signing of new sponsorship contracts and an increase in others totalling € 12.3 million, including € 11.9 million associated with Ducati Corse S.r.l. The debut of Ducati Corse S.r.l. In the MotoGP championship has enabled this subsidiary to sign various new sponsorship agreements, including those with Charles Stewart Ltd., Irta, Binda Italia and Fila, as well as extend existing agreements, such as that with Michelin.

Grant income comprises € 1,682 thousand from Ministry of Industry under Law 140 that provides automatic incentives for innovation. This amounts includes € 1,274 thousand not yet collected as of 31 December 2003.

Manufacturing costs

Cost of raw materials	31/12/03	31/12/02

Cost of materials purchased	185,085	192,345
Packaging	413	437
Transport inward	4,768	6,387

Total	190,266	199,169

The decrease in the cost of materials reflects lower production with respect to last year.

39

Ducati Group
Explanatory Notes

Services

The cost of services is detailed below:

	31/12/03	31/12/02

Power, natural gas, water	1,050	1,161
Other industrial services	18,383	27,973
Subcontracted work	35,956	38,180
Commission and related charges	113	100
Transport and insurance on sales	4,880	4,662
Customer incentives	14,455	16,500
Advertising and public relations	2,920	4,927
Promotion expenses, hospitality and sundry other selling costs	6,319	5,910
Other commercial costs	9,818	8,954
Racing programme	9,320	5,327
Technical, legal and administrative consultancy	10,220	7,881
Insurance premiums	5,036	3,824
Other administrative costs	10,236	9,370

Total	128,706	134,769

Other industrial services and subcontracted work have decreased considerably with respect to last year. This follows the decline in production, offset by greater outsourcing of both parts production with regard to the core business and other manufacturing services.

Customer incentives and bonuses involve granting rebates to dealers when they achieve their sales targets. The decrease reflects the decline in volume.

Other commercial costs concern advertising and promotion in connection with trade fairs, exhibitions, price lists and catalogues, and product warranties.

The cost of racing programmes has increased by € 4.0 million, principally due to the debut of Ducati Corse S.r.l. In the MotoGP 2003.

Technical, legal and administrative consultancy mainly includes € 4,399 thousand for technical consulting, € 152 thousand for the Board of Statutory Auditors, € 2,729 thousand for administrative, legal and notarial fees, € 489 thousand for external auditing costs and € 732 thousand for sales and marketing advice. The increase with respect to last year reflects greater recourse to technical consultancy for the design of motorcycles, and the use of freelance and occasional workers in relation to the participation by Ducati Corse S.r.l. In the MotoGP championship.

The increase in insurance expense with respect to 2002 primarily reflects rider cover for the new MotoGP championship, which was only partly offset by a downward volume adjustment on the liability policies covering Products and Transport.

40

Ducati Group
Explanatory Notes

Use of third-party assets

	31/12/03	31/12/02

Leasing of machinery and plant	202	274
Rented software	1,767	1,764
Miscellaneous rentals - vehicles	2,500	2,122

Total	4,469	4,160

Payroll and related costs

Payroll costs are analysed in the table below:

	Year to	Year to
	12/31/2003	12/31/2002
	€ 000	€ 000

Wages and salaries	35,650	38,036
Social security contributions	11,598	10,715
Employees’ leaving entitlement	2,375	2,298

Other costs:
Canteen	947	933
Health and social insurance	158	193
Recruitment	25	160
Other	489	228

Total	51,242	52,563

This decrease largely reflects a reduction in the direct labour force, in addition to the resignations of several managers in the early part of 2003 and to lower provisions for individual bonuses, since the amount estimated with reference to reported results is lower than in prior years.

Recent changes in the Ducati Group workforce were as follows:

	31/12/03		31/12/02
	year end	average	year end	average

Managers	60	59	53	55
Office staff	534	541	545	527
Foremen	22	22	20	20
Workmen	546	566	589	615

Total	1,162	1,188	1,207	1,217

41

Ducati Group
Explanatory Notes

Depreciation, amortisation and writedowns

This caption comprises:

-        Intangible fixed assets: provision of € 23,876 thousand, as indicated in the note to the balance sheet and in Attachment 1. The amortisation of intangible fixed assets depends on the reasons for their acquisition, as discussed in the note to the relevant balance sheet.

-        Tangible fixed assets: provision of € 15,013 thousand, as indicated in the note to the balance sheet and in Attachment 2.
         Depreciation is calculated using the annual rates indicated below, which are halved in the year that assets enter service since, on average, they only participate in the production cycle for half the period.

Property, plant and equipment	Annual rate	Amount as of 31/12/03

Industrial buildings	3%	1,199
Temporary constructions	10%	2
Non-automated general plant	10%	1,333
Automated operating plant and machinery	17.5%	1,962
Furnaces	15%	55
Robotised workstations	22%	34
Equipment	25%	8,048
Testing instruments	30%	728
Ordinary office furniture and machines	12%	669
Electromechanical and electronic office machines	20%	598
Cars and motorised vehicles	25%	352
Transport vehicles	20%	33

Total		15,013

Writedown of doubtful amounts included among current assets

This caption comprises:

	31/12/03	31/12/02

Provision to untaxed allowance for doubtful accounts	1,320	1.333
Provision to taxed allowance for doubtful accounts	-	-

Total	1,320	1,333

The provision for the year ended 31 December 2003 was recorded to cover risks concentrated in foreign subsidiaries associated with certain customers of, in particular, Ducati North America Inc., Ducati France S.A. And Ducati UK Ltd.

42

Ducati Group
Explanatory Notes

Changes in raw, ancillary and consumable materials and goods for resale

These inventories decreased by € 1,098 thousand in the year ended 31 December 2003 (decrease of € 1,340 thousand in 2002). This reflects an improvement in purchasing policies and more efficient production planning.

Provisions for risks and charges

These are analysed in the table below:

	31/12/03	31/12/02

Product warranty	4,738	11,121
Legal disputes	8	708
Rider bonuses	-	-

Total	4,746	11,829

The decrease in the provision for product warranty was mainly due to the following reasons:

-            lower sales and consequent decrease in the number of motorcycles covered by warranty;

-            lower warranty costs experienced in relation to 2002 and 2003 models (currently under warranty) with respect to the models sold in prior years;

-            improved management of warranty costs as part of the wider programme of cost reductions implemented by the Group;

-            more precise analysis of the historical trends in warranty costs and spare parts depreciations used to determine the size of the provisions.

Other operating expenses

These comprise:

	31/12/03	31/12/02

Local property tax (ICI)	176	168
Other taxes and duties	556	727
Losses on receivables	675	-
Miscellaneous expenses	66	106

Total	1,473	1,001

The decrease in “Other taxes and duties” primarily relates to the German subsidiary Ducati G.m.b.H. Losses on receivables reflect the write-off of amounts due to Ducati Motor Holding S.p.A. That were previously covered by provisions to the allowance for doubtful accounts. The related release of these provisions is classified in the other revenues and income caption.

43

Ducati Group
Explanatory Notes

Income from equity investments

31/12/03	31/12/02

579	-

This reflects the tax credit recorded by Ducati Motor Holding S.p.A. following the dividend declared by the quotaholders of Ducati Corse S.r.l. at their meeting held on 22 September 2003.

Financial income and expense

Financial income

In detail:

	31/12/03	31/12/02

From securities included among current assets	-	212
Bank interest income	287	221
Other financial income	1,332	947
Exchange gains	12,604	12,036

Total	14,223	13,416

Exchange gains principally derive from income recorded during the year on transactions to hedge exchange risks associated with the US dollar, Japanese yen and UK pound. The residual balance relates to the year-end adjustment of trade receivables and payables denominated in foreign currencies.

Other financial income includes accrued interest on the Credit Link for the period from 1 June 2003 to 31 December 2003 totalling € 884 thousand (€ 881 thousand as of 31 December 2002).

The increase with respect to last year mainly relates to financial income earned by Ducati G.m.b.H. From the sale of motorcycles on extended payment terms.

The amount of € 881 thousand regarding 2002 has been reclassified to this table from the interest and other financial income caption.

Financial charges

In detail:

	31/12/03	31/12/02

Interest expense on short-term loans	934	594
Interest expense on bond	5,362	5,989
Other financial charges	5,175	6,269
Exchange losses	10,087	10,673

Total	21,558	23,525

44

Ducati Group
Explanatory Notes

Interest expense on short-term loans represents the financial cost of using short-term loans.

Other financial charges mainly reflect charges and commission on ordinary current accounts, export/import-related charges and commission, and discounts for immediate payment, together with bond repurchase premiums and the charges on forward contracts.

Exchange losses were essentially incurred on hedging contracts arranged towards the end of 2002 and in 2003, in line with the Group’s policy to hedge exchange risks at the time the budget is prepared.

Bond interest expense, recorded on an accruals basis, is stated net of the interest income deriving from the repurchase of two tranches of the bond, as explained in the note on “Bonds”.

Other financial charges also include € 6 thousand to writedown the value of own shares from their purchase cost to their market value as of 31 December 2003.

Non-operating income and expense

In detail:

Non-operating income

	31/12/03	31/12/02

Capital gains from the sale of assets	-	262
Out-of-period income	98	26
Other	5,234	-

Total	5,332	288

Capital gains from the sale of assets in 2002 relate to the building sold by Ducati North America Inc. following the relocation of its headquarters from New Jersey to California in that year.

“Other” relates to the release of deferred taxation provided in prior years following the revaluation of the brand name during 2003, as discussed in the note on prepaid taxes included among “Other receivables”.

Non-operating expense

	31/12/03	31/12/02

Prior-period taxes	587	30
Other out-of-period expense	151	121
Losses on disposals	-	3
Cost of corporate reorganisation	4,036	-

Total	4,774	154

Prior-period taxes, € 587 thousand, include € 150 thousand for the acceptance by Ducati Motor Holding S.p.A. And Ducati Corse S.r.l. Of the tax amnesty offered under Law 289 of 27 December 2003 (the 2003 Finance Law).

Ducati Motor Holding S.p.A. Decided to file a supplementary return (article 8 of the above law) by making the minimum payment of € 3 thousand to avoid extension of the

45

Ducati Group
Explanatory Notes

investigation period by an additional two years. Ducati Motor Holding S.p.A. filed supplementary returns for itself, for the company absorbed during 2000, Ducati Motor S.p.A., And for the company absorbed in 2001, Gio.Ca.Moto International S.r.l.

Ducati Corse S.r.l. Filed both a simple supplementary return and for total amnesty (art. 9) for the fiscal years from 1998 – 2001, at a total cost of € 147 thousand.

The balance of € 437 thousand relates to the correction of accounting estimates made in the prior year.

Other out-of-period income and expense derives from accounting entries that adjust the estimates made on closing-out the accounting records for the prior year.

Restructuring costs relate to the corporate reorganisation plan described elsewhere. The total cost has been recognised in 2003 as a non-operating expense, as required by Accounting Standard 19 issued by the Italian Accounting Profession which, at paragraph C.V.h, establishes that severance incentives incurred on implementation of reorganisation plans must be recognised in the year that the firm formally decides to adopt such plans, and that the related provision must be included in the “non-operating (extraordinary) expense” caption of the statement of operations.

Income taxes for the year

These comprise current, prepaid and deferred taxes, as specified below:

	31/12/03	31/12/02
Irpeg and other income taxes	(662)	-
Irap	(2,269)	(2,711)
Prior-period taxes	-	(922)
Current taxes of foreign companies	(447)	(473)

Total current taxes	(3,378)	(4,106)

Domestic prepaid (deferred) taxes	936	3,962

Foreign prepaid (deferred) taxes	2,362	(1,842)

Total prepaid (deferred) taxes	3,298	2,120

Total	(80)	(1,986)

Current taxes

The current taxes of Italian companies, € 2,931 thousand, comprise the Irap charge for the year, € 2,269 thousand, and Irpeg of € 662 thousand in relation to Ducati Corse S.r.l. There is no Irpeg charge for Ducati Motor Holding S.p.A. or Ducati.Com S.r.l. since they offset part of their tax losses carried forward in the calculation of their current income tax liability.

Deferred (prepaid) taxes

The increase in prepaid taxes during the year ended 31 December 2003 is analysed in attachment 6. This rise principally reflects the effect of revaluing the brand name pursuant to Law 250 of 24 December 2003, which annulled certain tax entries recorded in the statutory financial statements of certain group companies that were previously eliminated on consolidation with recognition of the related deferred tax charge, as well as

46

Ducati Group
Explanatory Notes

recognition of the tax losses carried forward by Ducati Motor Holding S.p.A. And Ducati North America Inc.

The calculation of deferred (prepaid) taxation as of 31 December 2003 was based on the tax rates expected to apply when the related timing differences reverse, as allowed by Italian Accounting Standard 25.

In this regard, Decree 344 dated 12 December 2003 (the Tremonti reform) reduced the ordinary Irpeg corporate tax rate (now renamed Ires) from the current 34% to 33%, commencing from the 2004 tax year.

The difference between (i) the theoretical taxation determined by applying the current tax rate to the reported results before tax and (ii) the net taxation actually recorded in the consolidated statement of operations principally derives from the different tax rates in force in the various nations where foreign subsidiaries are resident, as well as from the applicability of Irap to just the parent company and its Italian subsidiaries, bearing in mind that the percentage incidence of Irap fluctuates and that this tax is not levied with reference to the income before taxes reported for statutory purposes.

The theoretical taxation determined by applying the current tax rate to the reported results before tax is reconciled in attachment 7 with the net taxation actually recorded in the consolidated statement of operations.

Results for the year

As a result of the various entries explained above, the Group’s share of the consolidated net profit for the year ended 31 December 2003 amounts to € 40 thousand.

For the Board of Directors The Managing Director

(Federico Minoli)

47

Consolidated financial statements as of 31.12.03 - Attachment 1 (first part)
Consolidated intangible fixed assets are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost	Reclassifications	Increases	Decreases /	Historical cost	Net value	Net value
	12/31/2002			writedowns	12/31/2003	12/31/2002	12/31/2003

Formation expenses	15,270	(12)	5	0	15,263	468	240
Formation expenses caption	15,270	(12)	5	0	15,263	468	240

Research and development	48,035	4,701	9,801	(19)	62,518	21,416	24,938
Advertising	512	(71)	0	0	441	77	21

Research and development caption	48,547	4,630	9,801	(19)	62,959	21,493	24,959

Patents and trademarks	570	0	43	0	613	74	58
Software	9,844	(6)	563	(11)	10,390	4,013	3,181

Patent rights caption	10,414	(6)	606	(11)	11,003	4,087	3,239

Brandname	141,455	0	0	0	141,455	76,825	71,248

Brandname caption	141,455	0	0	0	141,455	76,825	71,248

Goodwill	22,002	(11)	0	0	21,991	14,764	13,643
No-competition agreements	7,748	0	0	0	7,748	1,379	346

Goodwill caption	29,750	(11)	0	0	29,739	16,143	13,989

Consolidation difference	1,484	0	0	0	1,484	959	814

Consolidation difference caption	1,484	0	0	0	1,484	959	814

Advances to suppliers	45	(33)	2,705	0	2,717	45	2,717
Advances to R&D suppliers	5,559	(4,701)	3,168	(5)	4,021	5,559	4,021
Advances to suppliers of third-party assets	450	(450)	0	0	0	450	0

Assets in progress and advances caption	6,054	(5,184)	5,873	(5)	6,738	6,054	6,738

Profit-sharing agreements	4,358	(14)	1,063	0	5,407	1,746	2,025
Listing expenses	9,419	0	0	0	9,419	2,311	427
No-competition agreement	1,214	0	0	0	1,214	1	0
Original borrowing capacity	3,405	0	0	0	3,405	335	266
Securitisation expenses	115	56	881	0	1,052	92	772
Duplication originals	93	0	0	0	93	4	4

Other caption	18,604	42	1,944	0	20,590	4,489	3,494

TOTAL	271,578	(541)	18,229	(35)	289,231	130,518	124,721

Net reclassifications € (541) thousand relate to exchange fluctuations between 31/12/02
(opening balances) and the rates current as of 31/12/03

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 1 (second part)
Consolidated intangible fixed assets are classified as follows together with the related movements during the year:
(Amounts in €/000)

	Accumulated					Accumulated
Balance sheet category/caption	amortisation	Reclassifications	Increases	Exchange	Decreases	amortisation
	12/31/2002			adjustments		12/31/2003

Formation expenses	14,802	(9)	230	0	0	15,023

Formation expenses caption	14,802	(9)	230	0	0	15,023

Research and development	26,619	0	10,964	0	(3)	37,580
Advertising	435	(61)	51	(5)	0	420

Research and development caption	27,054	(61)	11,015	(5)	(3)	38,000

Patents and trademarks	496	0	59	0	0	555
Software	5,831	(262)	1,680	(37)	(3)	7,209

Patent rights caption	6,327	(262)	1,739	(37)	(3)	7,764

Brandname	64,630	1	5,576	0	0	70,207

Brandname caption	64,630	1	5,576	0	0	70,207

Goodwill	7,238	(10)	1,120	0	0	8,348
No-competition agreements	6,369	0	1,033	0	0	7,402

Goodwill caption	13,607	(10)	2,153	0	0	15,750

Consolidation difference	525	0	145	0	0	670

Consolidation difference caption	525	0	145	0	0	670

Advances to suppliers	0	0	0	0	0	0
Advances to R&D suppliers	0	0	0	0	0	0
Advances to suppliers of third-party assets	0	0	0	0	0	0

Assets in progress and advances caption	0	0	0	0	0	0

Profit-sharing agreements	2,612	(37)	807	0	0	3,382
Listing expenses	7,108	0	1,884	0	0	8,992
No-competition agreement	1,213	0	1	0	0	1,214
Original borrowing capacity	3,070	0	69	0	0	3,139
Securitisation expenses	23	0	257	0	0	280
Duplication originals	89	0	0	0	0	89

Other caption	14,115	(37)	3,018	0	0	17,096

TOTAL	141,060	(378)	23,876	(42)	(6)	164,510

Net reclassifications € (378) thousand relate to exchange fluctuations between 31/12/02
(opening balances) and the rates current as of 31/12/03

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 2 (first part)
Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost	Reclassifications	Increases	Decreases	Historical cost	Net value	Net value
	12/31/2002				12/31/2003	12/31/2002	12/31/2003

Buildings	29,291	132	729	(8)	30,144	24,000	23,654
Temporary constructions	11	(2)	0	0	9	4	0

Land and buildings caption	29,302	130	729	(8)	30,153	24,004	23,654

General plant	10,398	142	695	(228)	11,007	7,295	6,655
Specific plant	16,919	425	2,336	(525)	19,155	7,610	8,384
Furnaces	416	0	41	(6)	451	297	282
Robotised workstations	555	0	13	(1)	567	101	80

Plant and machinery caption	28,288	567	3,085	(760)	31,180	15,303	15,401

Miscellaneous equipment	38,777	1,471	10,249	(194)	50,303	17,854	21,426
Test instruments	3,522	(27)	297	(72)	3,720	1,389	941

Industrial and commercial equipment caption	42,299	1,444	10,546	(266)	54,023	19,243	22,367

Office equipment and machines	2,608	(55)	347	(25)	2,875	1,639	1,502
Electronic office machines	3,836	(50)	231	(23)	3,994	1,949	1,568
Licensed vehicles	1,295	(4)	240	(49)	1,482	618	487
Transport vehicles	330	(10)	112	(5)	427	119	192
National Display	1,661	(121)	165	(133)	1,572	1,171	945

Other assets caption	9,730	(240)	1,095	(235)	10,350	5,496	4,694

Construction in progress	1,045	(980)	563	0	628	1,045	628
Advances to suppliers of fixed assets	1,150	(1,150)	328	0	328	1,150	328
Advances for leasehold improvements	161	(132)	67	0	96	161	96

Construction in progress and advances caption	2,356	(2,262)	958	0	1,052	2,356	1,052

TOTAL	111,975	(361)	16,413	(1,269)	126,758	66,402	67,168

Net reclassifications € (296) thousand relate to exchange fluctuations between 31/12/02 (opening balances) and the exchange rates current as of 31/12/03 and reclassifications of € (65) from leasehold improvements to buildings.

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 2 (second part)
Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

	Accumulated					Accumulated
Balance sheet category/caption	depreciation	Reclassifications	Increases	Exchange	Decreases	depreciation
	12/31/2002			adjustments		12/31/2003

Buildings	5,291	0	1,199	0	0	6,490
Temporary constructions	7	0	2	0	0	9

Land and buildings caption	5,298	0	1,201	0	0	6,499

General plant	3,103	0	1,333	0	(84)	4,352
Specific plant	9,309	0	1,962	0	(500)	10,771
Furnaces	119	0	55	0	(5)	169
Robotised workstations	454	0	34	0	(1)	487

Plant and machinery caption	12,985	0	3,384	0	(590)	15,779

Miscellaneous equipment	20,923	(9)	8,048	0	(85)	28,877
Test instruments	2,133	(15)	728	(11)	(56)	2,779

Industrial and commercial equipment caption	23,056	(24)	8,776	(11)	(141)	31,656

Office equipment and machines	969	(18)	442	(8)	(12)	1,373
Electronic office machines	1,887	(32)	598	(6)	(21)	2,426
Licensed vehicles	677	(2)	352	(3)	(29)	995
Transport vehicles	211	(4)	33	0	(5)	235
National Display	490	(72)	227	(18)	0	627

Other assets caption	4,234	(128)	1,652	(35)	(67)	5,656

Construction in progress	0	0	0	0	0	0
Advances to suppliers of fixed assets	0	0	0	0	0	0
Advances for leasehold improvements	0	0	0	0	0	0

Construction in progress and advances caption	0	0	0	0	0	0

TOTAL	45,573	(152)	15,013	(46)	(798)	59,590

Net reclassifications € (152) thousand relate to exchange fluctuations between 31/12/02
(opening balances) and the rates current as of 31/12/03

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 3
Other provisions for risks and charges
(Amounts in €/000)

	Balance as of	Reclassification	Increases		Exchange	Uses	Balance as of
	01/01/03				adjustments		31/12/03

Provision for Product Warranties - short term	7,927	3,998	2,220		(268)	(10,099)	3,778

Provision for Product Warranties - medium term	3,998	(3,998)	2,518		-	-	2,518

Provision for Legal Disputes	507	-	8		-	(353)	162

Provision for disputes
with U.S. employees	143	-	-		(24)	(59)	60

Total	12,575	-	4,746		(292)	(10,511)	6,518

Provision for corporate reorganisation			4,046	*	-	(4,035)	11

Total other provisions for risks and charges	12,575	-	8,792		(292)	(14,546)	6,529

*	The provision for corporate reorganisation is recorded as a non-operating expense in the statement of operations.

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 4
Statement of changes in consolidated shareholders’ equity (Group interest)
(Amounts in €/000)

	Balance as of	Allocation of	Movements	Changes in the	Results	Balance as of
	12/31/2002	prior period	for trademark	cumulative translation	for the	12/31/2003
		results	revaluation	adjustment	period

Share capital	82,420	-	-	-	-	82,420

Share premium reserve	19,879	-	(391)	-	-	19,488

Revaluation reserve, Law 342	24,238	-	22,027	-	-	46,265

Legal reserve	287	-	-	-	-	287

Reserve for own shares held	-	-	391	-	-	391

Statutory reserve	146	-	-	-	-	146

Cumulative translation adjustment	1,915	-	-	(1,381)	-	534

Extraordinary reserve	2,820	-	-	-	-	2,820

Retained earnings (losses)	21,511	6,525	(22,027)	-	-	6,008

Results for the period	6,525	(6,525)	-	-	40	40

Total Shareholders’ Equity	159,741	-	-	(1,381)	40	158,399

The changes in these equity captions are described in the notes to the balance sheet.

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 5
Analysis of the value and volume of motorcycles sold by geographic area

	12/31/2003		6/30/2002

	Value	Volume	Value	Volume

Italy	29.9%	32.8%	29.5%	35.6%

Germany	10.1%	8.6%	10.2%	9.0%

United Kingdom	7.7%	6.6%	7.2%	5.9%

France	8.0%	8.3%	8.1%	9.1%

Rest of Europe	15.0%	16.1%	14.3%	15.5%

USA	13.1%	12.0%	14.1%	10.0%

Japan	10.0%	9.1%	11.3%	8.9%

Australia	2.7%	2.8%	3.1%	3.4%

Rest of the world	3.5%	3.7%	2.2%	2.6%

Total	100.0%	100.0%	100.0%	100.0%

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 6
Changes in the provisions for deferred taxation and in the deferred tax assets of Italian and foreign companies
(Value in €/000)

Deferred/prepaid taxation	Balance as of	Translation	Increases /	Translation	Other	Balance as of	Expected
Italian companies	1/1/2003	adjustment	decreases	reserve	reclassifications	12/31/2003	time before
		and other	Statement	and other			reversal
		movements	of operations	movements

Deferred taxation				***

Accelerated amortisation of
intangible fixed assets	(18,275)	161	7,250	5,167	-	(5,697)	short / long

Other, minor	(169)	-	(534)	-		(703)	short

Total deferred taxation	(18,444)	161	6,716	5,167	-	(6,400)

Prepaid taxation

Elimination of unrealised
intercompany profits	3,760	-	(513)	-		3,247	short

Brought forward losses of Ducati
Motor Holding S.p.A. and other companies	6,881	(206)	2,707	-	-	9,382	short / medium

Statutory provisions disallowed
for fiscal purposes
Ducati Motor Holding S.p.A.	9,729	(259)	(1,630)	-	(17)	7,823	short / long

Brought forward losses of Ducati.Com S.r.l.	1,050	(33)	(756)	-	-	261	short

Total prepaid taxation	21,420	(498)	(192)	-	(17)	20,713

Total deferred/prepaid taxation	2,976	(337)	6,524	5,167	(17)	14,313

Deferred/prepaid taxation	Balance as of		Increases /	Translation	Other	Balance as of	Expected
foreign companies	1/1/2003		decreases	reserve	reclassifications	12/31/2003	time before
			Statement	and other			reversal
			of operations	movements

Perdite pregresse DNA	-		2,600	(271)	-	2,329	short / medium

Adjustments for consistency
Ducati NA accounting policies	(107)		11	17	-	(79)	short / medium

Brought forward losses of Ducati UK	255		(240)	(15)	-	-

Ducati Benelux	-		-	-	9	9

Brought forward losses of Ducati Japan	595		(9)	(47)	-	539	short / medium

Total prepaid taxation (net) of	743		2,362	(316)	9	2,798
foreign companies

Total Net Deferred Tax Assets (Liabilities)	3,719	(337)	8,886	4,851	(8)	17,111

Effect on statement of operations of (deferred) prepaid taxation of which						8,532
Lower taxation paid as result of the trademark revaluation						(5,234)

Net effect on statement of operations						3,298

***	Substitute tax 19% for the trademark revaluation

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.03 - Attachment 7
Reconciliation between tax charge deriving from the financial statements and theorical tax charge
(Euro/1000)

		IRPEG	IRAP	Total
				tax

Result before taxes		120	120

Theorical tax charge	Irpeg 34% - Irap 4.25%	41	5

Total		120	120

Timing differences deductible in future years		9,629	(1,558)

Total		9,749	(1,438)

Reversal of timing differences from prior years		(12,849)	(3,898)

Differences that will not reverse in future years		(1,116)	57,881

Total		(4,216)	52,545

2003 losses of Group companies recorded in 2003		7,818	-

Taxable income before carry-forward tax losses		3,602	52,545

Utilisation of carry-forward tax losses		(9,934)	-

Taxable income		(6,332)	52,545

Theorical current taxes		(2,153)	2,233	80

		(2,153)	2,233	80
Total actual tax burden

For the Board of Directors
The Managing Director

(Federico Minoli)

INFORMATION ON GROUP OPERATIONS

 Summary of Ducati Group results
(amounts in € 000)

	31/12/2003	31/12/2002

Net sales	388,241	412,971
Value of production	428,527	458,634
Value added	102,515	118,195
Value added %	23.9%	25.7%
Operating profit	6,318	18,486
Operating profit %	1.4%	4.0%
Profit before taxation	120	8,511
Net profit	40	6,525
Profit before taxation %	-	1.9%
Net profit %	-	1.4%
Cash flow generated from operations	28,970	44,911
Net debt	117,175	112,355
Consolidated shareholders’ equity	158,399	159,741
Net additions to property, plant and equipment and intangible assets	33,857	44,328
Debt / equity	0.74	0.70
EBITDA (amount) (Profit before financial income and expense, taxation, depreciation, amortisation, the writedown of fixed assets and net non-operating expense)	45,164	52,342
EBITDA as % of net sales	11.6%	12.7%

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Structure of the Ducati Group

As of 31 December 2003, the Ducati Group (hereafter, also the “Group”) comprises the following companies (percentages indicate the ownership interest):

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 CORPORATE EVENTS DURING THE YEAR ENDED 31 DECEMBER 2003

The only change with respect to 31 December 2002 and 30 June 2003 relates to Ducati France S.A. which changed its name from Ducati France S.A. to Ducati France S.A.S. (Societé par Actions Simplifieà) on 20/08/03, when the 0.1% minority interest was acquired by Ducati Motor Holding S.p.A.

 CORPORATE EVENTS SUBSEQUENT TO 31 DECEMBER 2003

On 27 January 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A. by private treaty authenticated by Iacopo Besani, public notary.

Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on 11 February 2004.

The current composition of the Group is as follows:

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DIRECTORS AND OFFICERS

The Shareholders’ Meeting of the parent company held on 7 May 2002, followed by the Board Meeting held on 9 May 2002, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2004; the annual remuneration of the directors is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment. As of 31 December 2003, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Halpern	Director and member of the Executive Committee and the Compensation Committee

Paolo Pietrogrande	Director and member of the Compensation Committee and the Internal Audit Committee

Dante Razzano	Director and member of the Executive Committee and the Compensation Committee

Ulrich Weiss	Director and member of the Compensation Committee and the Internal Audit Committee

Alessandro Marco Marcello Foti	Director and Chairman of the Internal Audit Committee

Andrea Lipparini	Director

Giles Thorley	Director

 At the meeting held on 5 March 2003, the Board of Directors of the parent company co-opted onto the Board, pursuant to art. 2386.1 of the Italian Civil Code, Alessandro Marco Marcello Foti who, replacing Piero Ferrari who had resigned, was also appointed as a member of the Internal Audit Committee. At that meeting, the Board of Directors also confirmed Federico Minoli as Chairman of the Board of Directors and appointed him as Managing Director, granting him all the powers of ordinary and extraordinary administration exercised by the previous Managing Director, Carlo Di Biagio, as authorised by the Board of Directors on 9 May 2002 (without prejudice to the concurrent powers granted to the Board and to the Executive Committee), with the sole exception of

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those that by law or under the articles of association cannot be delegated. Pursuant to art. 16.3 of the articles of association, Federico Minoli, in view of his role as Managing Director, continues to have the right to sit on the Executive Committee. Following the resignation of Carlo Di Biagio, the Executive Committee has been reduced to four members; however, the powers delegated to the Executive Committee remain the same as those authorised by the Board of Directors on 9 May 2002. The Board also resolved to modify the remuneration and the special termination indemnity of Federico Minoli (both as Chairman and as Managing Director) as follows: (i) confirmation of the right to receive the retention bonuses previously allocated to him by the Board in his role as Chairman; (ii) confirmation of the allocation of an indemnity on termination as Managing Director of the Company of US$ 1.2 million; (iii) recognition of compensation as Managing Director of € 250,000; (iv) confirmation of his compensation as Chairman and CEO of Ducati North America, a subsidiary, of US$ 400,000 (plus fixed bonus and benefits).

At the meeting held on 8 April 2003, the Board of Directors co-opted Andrea Lipparini onto the Board, pursuant to art. 2386.1 of the Italian Civil Code.

In addition, at the same Board meeting, Paolo Pietrogrande resigned as Chairman of the Internal Audit Committee since the Board had just asked him to provide certain consultancy services to the Company. Paolo Pietrogrande remains a member of the Company’s Internal Audit Committee. Subsequently, on 7 July 2003, the Internal Audit Committee appointed Alessandro Foti as Chairman of the Internal Audit Committee.

On 6 May 2003, the Shareholders’ Meeting appointed as members of the Company’s Board of Directors, until approval of the financial statements as of 31 December 2004, the two Directors (Alessandro Foti and Andrea Lipparini) previously co-opted at earlier meetings of the Board of Directors. Both new Directors have accepted their appointments.

At the meeting held on 7 May 2003, the Board of Directors of the parent company also co-opted Giles Thorley onto the Board, pursuant to art. 2386.1 of the Italian Civil Code. This Director, who will remain in office until the next ordinary shareholders’ meeting, replaced David Choi who had resigned.

At the meeting held on 5 November 2003, the Board of Directors of the parent company requested Paolo Pietrogrande to provide certain consultancy services to the Company on arms’-length terms.

 Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these documents, approved on 14 November 2002, were modified slightly by the Board of Directors on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

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Other corporate events

In order to improve efficiency, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003. This reorganisation plan included the resignation, with effect from 5 March 2003, of Carlo Di Biagio as Director and Managing Director of the parent company and as director of various subsidiaries, as well as the termination by mutual agreement of Carlo Di Biagio’s employment contract with the parent company with effect from 31 March 2003. Under the terms of signed agreements, Carlo Di Biagio retains all of the option rights (whether vested or not yet vested) granted to him up to 5 March 2003, which will continue to be governed by the applicable regulations of the two existing stock option plans. No further options will be granted to him. In addition, again under the terms of signed agreements, he will not receive the special indemnity on termination as Managing Director, approved by the Compensation Committee on 6 September 2000 and authorised by the Board of Directors on 14 September 2000, since the related conditions do not apply.

The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million, including costs associated with the termination by mutual consent of Carlo Di Biagio’s employment contract of € 2.2 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on 12 February 2004.

On 6 May 2003, the Shareholders’ Meeting of the parent company resolved to reclassify to the Extraordinary Reserve the Reserve for Accelerated Depreciation, € 3,311,522, that was previously approved at the Shareholders’ Meeting held on 7 May 2002. At that time, in particular, the Meeting had resolved (i) to allocate 5% (€ 98,656) of the net profit of € 1,973,110 to the Legal Reserve and the balance (€ 1,874,454) to the Reserve for Accelerated Depreciation and (ii) to reclassify € 1,437,068 from the Share Premium Reserve to the Reserve for Accelerated Depreciation in order to make up the balance of this last reserve, € 3,311,522. In particular, the Meeting decided to reclassify the Reserve for Accelerated Depreciation to the Extraordinary Reserve since the reasons for the earlier reclassification of the Share Premium Reserve to the Reserve for Accelerated Depreciation, i.e. the decision not to make the related change to taxable income in the 2001 income tax declaration, had ceased to apply.

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 Introduction and adoption of IFRS (International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS accounting standards (the new name for International Accounting Standards) as from their 2005 financial year.

This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make this transition to the IFRS. Specifically, plans are being completed both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. The main probable changes to the accounting records as a result of adopting the new standards will principally relate to the treatment of research and development expenditure and to contracts that hedge exchange and interest-rate risks.

 Protection of personal data (Decree no. 196 of 30 June 2003)

Ducati Motor Holding S.p.A. and its Italian subsidiaries, Ducati Corse S.r.l. and Ducati.Com S.r.l., are currently updating their security plans in accordance with the requirements of Attachment B to Decree no. 196/03, the “Privacy Code”, which regulates the technical procedures to be adopted for the computerised processing of sensitive information.

 Stock Option Plans

 First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company ( the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

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The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they have vested, the Options may be exercised all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option) on the occurrence of the first of the following events: (a) approval of the Company’s financial statements for 2003; (b) the moment in which TPG Motorcycle Acquisition L.P. ceases to own, directly or indirectly, at least 41% of the entire issued and fully-paid share capital of the Company (in this case, the Options vested at that date may be exercised, all together or in part, in proportion to the percentage of issued and fully-paid share capital that, at that time, TPG Acquisition holds directly or indirectly in the Company, considering for the purposes of the above calculation the related percentage to be a percentage of the above 41%).

Subsequent to the occurrence of the events indicated in letters (a) and (b) above, the Beneficiaries may exercise their vested Options by communicating this decision to the Company in the period between the date of the Shareholders’ Meeting held to approve the financial statements for each year and the 30th day following that date and, in any case, by and no later than 4 August 2007. Following the disposal of part of its holding by TPG Acquisition at the time of listing the Company in March 1999, 20% of vested options became exercisable and, of these, 1,500,963 were exercised.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

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Ducati Group
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The situation regarding the first Stock Option Plan is summarised below:

Stock Option Plans - First Plan
		Year ended 31/12/03			Year ended 31/12/02

		Number of	Exercise	Market	Number of	Exercise	Market
		shares	price	price	shares	price	price
			in Euro	in Euro		in Euro	in Euro

Rights granted, start of year		6,537,593	0.723	1.797	6,537,593	0.723	1.804

New rights granted during the year		0			0

Rights exercised during the year		0			0

Rights expiring during the year		0			0

Rights granted, end of year	*	6,537,593	0.723	1.333	6,537,593	0.723	1.797

of which: vested		6,537,593	0.723	1.333	115,778	0.723	1.797

* to be exercised by August 2007

Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the

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“Consolidated Financial Statements”), on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries).

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stockmarket prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation. This change applies to Options granted subsequent to those granted for 1999.

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting

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consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised).

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for the year 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan. This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 has not exceeded 200 persons.

11

Ducati Group
Report on operations

The Shareholders’ Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On 15 March 2001, the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, on the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

•	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio,

•	with the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2002 in the following proportions: 50%, 25% and 25%.

On 14 February 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

•	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

•	the remainder, 2,960,000 Options, were granted to a further 90 beneficiaries

These Options vest in three annual instalments commencing from 31 December 2003 in the following proportions: 50%, 25% and 25%.

On 13 February 2003, in view of the stockmarket prices for the Company’s shares, the Board of Directors resolved to replace by a multiple of “5” the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. This modification relates to Options granted subsequent to the date of the above resolution.

The Board of Directors has not authorised any grant of Options in relation to 2003.

On 11 March 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of € 1.3170 as follows:

•	500,000 Options to the Chairman of the Board of Directors and Managing Director Federico Minoli;

•	the remainder, 2,670,000 Options, were granted to a further 50 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2005 in the following proportions: 50%, 25% and 25%.

12

Ducati Group
Report on operations

The situation regarding this second Stock Option Plan is summarised below:

Stock Option Plans - second plan
	Year ended 31/12/03			Year ended 31/12/02
	Number of	Exercise	Market	Number of	Exercise	Market
	shares	price	price	shares	price	price
		in Euro	in Euro		in Euro	in Euro

Rights granted, start of year	11,844,130	2.3066	1.797	8,266,630	2.5368	1.804

New rights granted during the year	0			3,960,000	1.8069

Rights exercised during the year	0			0

Rights expiring during the year	500,000			382,500

Rights granted, end of year *	11,344,130	2.3250	1.333	11,844,130	2.3066	1.797

of which: vested	8,954,130	2.4487	1.333	5,987,880	2.6461	1.797

*	including 2,689,130 to be exercised by 2006, 2,475,000 by 2007, 2,800,000 by 2008 and 3,380,000 by 2009.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments.

No provisions with regard to the stock option plans have been recorded in the financial statements as of 31 December 2003, since the intention of the Company is to service such plans via the capital increases referred to above. Accordingly, the Group does not currently expect to incur any costs in relation to these stock option plans.

Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002, which delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

13

Ducati Group
Report on operations

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company - via the intermediary - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As already mentioned, the Shareholders’ Meeting held on 7 May 2002 authorised the purchase and sale of own shares for purposes including the implementation of the Share Plan.

During 2003 the above authorisation from the shareholders has not been put into effect and, consequently, no own shares have been acquired to service this plan. Accordingly, no provision has been made as of 31 December 2003 in relation to the above Share Plan.

During 2003, the parent company has however acquired own shares for purposes other than to service the above plan.

These purchases were made in accordance with the shareholders’ authorisation referred to above and were disclosed to Consob on a timely basis. As of 31 December 2003, the parent company holds a total of 293,235 own shares.

14

Ducati Group
Report on operations

Reclassified consolidated statement of operations

	Year ended		Year ended
	12/31/2003		12/31/2002
	€ 000%		€ 000%

Net sales	388,241	90.6	412,971	90.0

Change in work in progress, semi-finished and
finished products	(2,862)	(0.7)	17,574	3.8
Capitalisation of internal costs	7,267	1.7	6,838	1.5
Other operating revenues	35,881	8.4	21,251	4.7

Value of production	428,527	100.0	458,634	100.0

Consumption of raw materials	(191,364)	(44.7)	(200,509)	(43.8)
Other operating expenses	(134,648)	(31.4)	(139,930)	(30.5)

Value added	102,515	23.9	118,195	25.7

Provisions for doubtful accounts and writedowns	(1,320)	(0.3)	(1,333)	(0.3)
Provisions for risks and charges	(4,746)	(1.1)	(11,829)	(2.6)
Payroll and related costs	(51,242)	(12.0)	(52,563)	(11.4)

Gross operating profit	45,207	10.5	52,470	11.4

Depreciation of property, plant and equipment
and amortisation of intangible fixed assets	(38,889)	(0.9)	(33,984)	(7.4)

Operating profit	6,318	1.4	18,486	4.0

Financial income	14,802	3.4	13,416	3.0
Financial charges	(21,558)	(5.0)	(23,525)	(5.1)
Non-operating income *	98	0.0	26	0.0
Non-operating expense *	(141)	0.0	(154)	0.0
Disposal gains	-	0.0	262	0.0
Out-of-period taxation	(587)	(0.1)	-	0.0
Non-operating income from brand revaluation **	5,234	1.2	-	0.0
Restructuring costs	(4,046)	(0.9)	-	0.0

Profit before taxation	120	0.0	8,511	1.9

Income taxes	(80)	0.0	(1,986)	(0.4)

Net profit for the year	40	0.0	6,525	1.5

EBITDA in absolute terms and as a % of net sales	45,164	11.6%	52,342	12.7%

*	EBITDA = gross operating profit + non-oprating income and non-operating expenses recurring
**

Non-operating income deriving from the reduction in deferred taxation with respect to that recorded in the previous consolidated financial statements following the revaluation of the brand name recorded in the statutory financial statements for 2003 of the parent company pursuant to Law 342 dated 21.11.2000 as referred to by Law 350 dated 24.12.2003

Commencing from 2003, the provisions for doubtful accounts and for risks and charges have been classified before the Gross operating profit, while until 2002 were classified before the Operating profit. The purpose of this reclassification is to provide improved information and greater consistency with the statutory and operational data used by management.

15

Ducati Group
Report on operations

Reclassified consolidated balance sheet

	As of		As of
	12/31/2003		12/31/2002
	€ 000%		€ 000%
Current assets
Cash and cash equivalents	23,973		23,960
Trade receivables, net	80,421		82,042
Inventories	104,774		111,427
Other current assets	18,869		17,426

Total current assets	228,037	49.9%	234,855	52.5%

Non-current assets
Property, plant and equipment, net	67,167		66,402
Intangible fixed assets	124,721		130,518
Equity investments	12		12
Non-current assets - Credit Link / ABS	25,000		15,000
Other non-current assets	12,096		616

Total non-current assets	228,996	50.1%	212,548	47.5%

Total assets	457,033	100.0%	447,403	100.0%

Current liabilities
Due to banks	65,587		39,293
Current portion of long-term
debt	3,740		3,230
Trade payables	89,503		95,112
Due to tax authorities	12,212		5,354
Other current liabilities	15,930		16,145
Provision for risks and charges - current portion	4,011		8,577

Total current liabilities	190,983	41.8%	167,711	37.5%

Long-term liabilities
Long-term debt, net of current portion	81,882		91,000
Employees’ leaving entitlements	8,277		7,126
Deferred income taxes	35		35
Other long-term liabilities	14,939		17,792
Provisions for risks and charges - long-term portion	2,518		3,998

Total long-term liabilities	107,651	23.6%	119,951	26.8%

Total liabilities	298,634	65.3%	287,662	64.3%

Shareholders’ equity
Share capital	82,420		82,420
Reserves	75,939		70,796
Net profit for the year	40		6,525

Total Group shareholders’ equity	158,399	34.7%	159,741	35.7%

Total liabilities and shareholders’ equity	457,033	100.0%	447,403	100.0%

16

Ducati Group
Report on operations

The working capital of the Ducati Group (defined as trade receivables and inventories, net of trade payables) as of 31 December 2003 amounts to € 95.7 million, compared with € 98.4 million as of 31 December 2002, down € 2.7 million.

The individual captions are analysed below:

 Trade receivables

Net trade receivables as of 31 December 2003 and 31 December 2002 amount to € 80.4 million and € 82.0 million, respectively, representing 20.7% and 19.9% respectively of net sales.

Comparison of trade receivables between the two years is influenced by the securitisation arrangements described in the section of the explanatory notes dealing with the accounting policies adopted in relation to receivables. The nominal value of receivables sold without recourse via the securitisation and the net effect of these arrangements on trade receivables are indicated in the “Financing activities” section below.

 Inventories

Inventories as of 31 December 2003 and 31 December 2002 amount to € 104.8 million and € 111.4 million respectively, representing 27.0% of net sales in both years following a reduction over the year of € 6.6 million.

The decrease in finished products during 2003 mainly reflects the Group’s policy to lower inventory levels. This policy was essentially implemented by all group companies including, in particular, the parent company where production of bikes was reduced by 11.5% with respect to the prior year. This decrease was partially offset by an increase of € 3.4 thousand in the inventories of Ducati Corse S.r.l.

With respect to the situation as of 31 December 2002, the inventories of finished products and work in progress held by Ducati Corse during the year ended 31 December 2003 were affected by the entry of an official team in the new MotoGP championship.

 Trade payables

 Trade payables amount to € 89.5 million as of 31 December 2003 and € 95.1 million as of 31 December 2002, down € 5.6 million.

The decrease primarily reflects lower production and, accordingly, the reduced purchasing of direct materials from suppliers.

17

Ducati Group
Report on operations

Consolidated Statement of Cash Flows

	Year ended 31/12/03 € 000	Year ended 31/12/02 € 000
Cash flow generated by operating activities
Net profit for the year	40	6,525
Change in cumulative translation adjustment	(1,381)	(1,380)
Change in minority interests
Adjustments to reconcile net profit with the movements of funds generated by (used in) operating activities
- Amortisation, depreciation and writedowns	38,889	33,984
- Deferred income taxes	-	(996)
- Net change in employees’ leaving entitlements	1,151	1,407

Change in operating assets and liabilities
- Trade receivables	1,621	15,985
- Inventories	6,653	(13,791)
- Other current assets	(1,443)	(6,312)
- Trade payables	(5,611)	8,363
- Other current liabilities	(4,781)	(1,189)
- Due to tax authorities	6,858	1,622
- Other long-term assets and liabilities	(13,026)	693

Net cash generated by operating activities (A):	28,970	44,911

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(15,746)	(23,819)
Net change in intangible fixed assets	(18,110)	(20,509)
Decrease (increase) in equity investments	-	-
Other non-current assets	66	(17)

Net cash used in investing activities (B)	(33,790)	(44,345)

Cash flow generated from operating activities net of cash used in investing activities (A-B)	(4,820)	566

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	30,169	(310)
Subscription to (buy back of) bonds	(15,336)	-
Increase in share capital and reserves	-	-
Other non-current financial assets	(10,000)	-

Change in cash generated by financing activities	4,833	(310)

Increase (decrease) in cash on hand, bank deposits and securities	13	255
Cash and cash equivalents, beginning of year	23,960	23,705

Cash and cash equivalents, end of year	23,973	23,960

18

Ducati Group
Report on operations

The cash generated from operating activities, € 29.0 million in the year ended 31 December 2003 compared with € 44.9 million in the year ended 31 December 2002, was € 15.9 million lower than in the prior year.

The change in cash generated from operating activities in 2003 was affected by the results for the year, € 6.5 million lower than in 2002, as explained in more detail in a later section of this report, and by an increase in working capital (trade receivables and inventories net of trade payables) of € 7.9 million between 31 December 2002 and 31 December 2003, higher depreciation and amortisation of € 4.9 million and changes in other liabilities and net current assets that absorbed cash totalling € 6.4 million. This use of cash is identified mainly because the results for the year include accrued income linked to hedging derivatives and the recognition of prepaid taxes, as offset by the tax charge arising on the revaluation of the brand name by € 5.2 million. The movements in these captions are discussed in the related section of the Explanatory Notes.

 Investing activities

Additions to property, plant and equipment amounted to € 15.7 million in 2003 compared with € 23.8 million in the prior year, down € 8.1 million. This decrease is mainly a consequence of higher investment in 2002 in preparation for the production of new products, such as the “Multistrada” and the “999”.

Investment in intangible fixed assets amounted to € 18.1 million in the year ended 31 December 2003, compared with € 20.5 million in the prior year, down € 2.4 million. This reduction was due to the level of investment in research and development, which peaked in 2002 with the complete renewal of the product range.  Financing activities

The cash flow generated by financing activities in the year to 31 December 2003 amounted to € 4.8 million, compared with utilisation of € 0.3 million in the prior year.

This change in financing activities is a consequence of the following transactions carried out in 2003, as well as those discussed in the section of this report on the consolidated net financial position.

 Securitisation

 In December 2002, Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to the securitisation of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

19

Ducati Group
Report on operations

The parent company completed the first tranche of the securitisation on 30 December 2002. Further disposals were made on 26 February, 31 March, 22 April, 21 May, 30 June, 28 July, 28 August, 28 September, 24 October, 27 November and 23 December 2003; given that this is a revolving facility, additional disposals will also be made in the coming years. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati Desmo Finance 1 (D.D.F.1) S.r.l. established pursuant to Law 130/99. This company is owned by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. The purchase on 30 June 2003 was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. on 30 June 2003 were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. They are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

Certain foreign subsidiaries also became involved in the securitisation arrangements during 2003.

Ducati France formally entered the programme for the securitisation of trade receivables at the end of June 2003, and made the first disposal in the following month.

Ducati Motor Deutschland and Ducati UK entered the securitisation programme at the time of the December 2003 disposal. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the vehicle.

20

Ducati Group
Report on operations

The total net nominal value of the receivables sold, the amount collected, the deferred portion and the effect on the net financial position are indicated below:

	2003	2002

Nominal value of receivables sold to the SPV (turnover)	116.00 *	26.70

Payments received from the SPV	110.10	20.00

Interest and expenses	0.80	0.20

Amount deferred	5.10	6.50

* inc. AUD 3.8 million and CHF 3.1 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	34.30	26.70

Receivables not collected by the SPV but due	3.00	-

Total receivables to be collected by DDF1	37.30	26.70

Amount deferred	(5.10)	(6.50)

Receivables collected by DMH on behalf of the SPV but not yet paid over to that entity	(0.50)	-

Total effect on the financial position	31.70	20.20

The amount of € 31.7 million as of 31 December 2003 (€ 20.2 million as of 31 December 2002) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitisation, the Group’s receivables and net short-term borrowing position as of 31 December 2003 would have been greater by € 31.7 million (€ 20.2 million as of 31 December 2002).

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of 31 December is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1,052 thousand, have been recorded as deferred charges and will be amortised over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

21

Ducati Group
Report on operations

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold.

Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up.

On 30 June 2003, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. released a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of Ducati Desmo Finance 1 (D.D.F.1) S.r.l. for a maximum amount of € 4,000,000, to guarantee the commitment of Ducati Motor Holding S.p.A. to reimburse D.D.F.1 for any amounts deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets.

Buyback of bearer bond

During 2003, Ducati Motor Holding S.p.A. bought back in the market three tranches of the bearer bond issued on 31 May 2000 with maturity on 31 May 2005, as follows:

	Nominal value	Payment date	Value date

First tranche	5.000.000	26/03/2003	31/03/2003
Second tranche	5.336.000	03/04/2003	08/04/2003
Third tranche	5.000.000	24/10/2003	28/10/2003

The first tranche with a nominal value of € 5,000,000 was acquired at a price of 103.15 with a purchase premium of € 157,500; the second tranche with a nominal value of € 5,336,000 was acquired at a price of 102.4 with a purchase premium of € 128,064; the third tranche with a nominal value of € 5,000,000 was acquired at a price of 102.9 with a purchase premium of € 145,000. The bonds underlying these three tranches were cancelled before 31 December 2003.

22

Ducati Group
Report on operations

The related costs have been reclassified as financial charges.

Accordingly, the residual value of the bond outstanding as of 31 December 2003 was € 75,664,000, of which a further tranche with a nominal value of € 10,000,000 was bought back on 10 February 2004, value date 13 February 2004, at a price of 100.72 and therefore with a purchase premium of € 72,000. The request for cancellation has already been submitted in relation to this buyback.

The financial position of the Ducati Group as of 31 December 2003 is solid and able to guarantee that the funds necessary to refinance the outstanding bond will be sourced.

The company is currently assessing the financial instruments to be used for this purpose.

Consolidated net financial position

	As of	As of
	31/12/03	31/12/02

	€ 000	€ 000

Cash and cash equivalents	23,582	23,960

Own shares	391	-

Due to banks	(65,587)	(39,293)

Current portion - due to other providers of funds	(3,740)	(3,230)

Net short-term financial position	(45,354)	(18,563)

Credit Link - Long-term investment	15,000	15,000

Asset Backed Securities -
Long-term investment	10,000	-

Bonds	(75,664)	(91,000)

Long-term loans,
net of current portion	(6,218)	0

Due to other providers of funds,
net of current portion	(14,939)	(17,792)

Total	(117,175)	(112,355)

The net financial position does not include:

•

the interest accrued on the bond outstanding as of 31 December 2003, totalling € 2,869 thousand (€ 3,450 thousand as of 31 December 2002). This amount is recorded as an accrued expense and will be paid when the coupon matures on 31 May 2004.

•	the interest income accrued on the “Credit Link” as of 31 December 2003, totalling € 510 thousand (€ 510 thousand as of 31 December 2002). This amount is recorded as

23

Ducati Group
Report on operations

accrued income and will be collected on the maturity of the coupon, which is tied to the same dates as the bond.

Net debt as of 31 December 2003 amounts to € 117.2 million, compared with € 112.4 million as of 31 December 2002.

The increase with respect to 31 December 2003 of € 4.8 million essentially reflects absorption of the cash generated from operations during the year ended 31 December 2003, € 29.0 million, by investment in tangible and intangible fixed assets during the year of € 33.8 million.

In addition, the effect of the securitisation arrangements must be considered in order to properly understand the changes in the consolidated net financial position. This effect is described below in the section on “Financing activities” and in the accounting policies section of the explanatory notes. The effect of the securitisation on the net financial position as of 31 December 2003 is € 31.7 million, compared with € 20.2 million as of 31 December 2002 (receivables sold to the vehicle company, but not yet collected from customers by that entity).

Note that:

1.        Short-term bank loans include € 10,336 thousand obtained with a view to containing the exposure to interest rates. This loan, obtained on
        30 May 2003, is repayable within 18 months less one day (i.e. 29 November 2004), unless renewed, and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.95% on € 5,336 thousand and 2.8% on € 5,000 thousand.

2.        The current portion of amounts due to other providers of finance includes:

-	the current portion of amounts due to leasing companies, € 3,254 thousand;

-	receivables collected on behalf of D.D.F.1 S.r.l. as part of the securitisation, € 486 thousand, but not yet paid over to that company;

3.        Bonds comprise the net liability of € 75,664 thousand regarding the bond issued on 31 May 2000, after all buybacks made up until 31
         December 2003.

4.        Long-term debt totalling € 6,218 thousand includes:

-

a loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 27 October 2003, is repayable within 18 months less one day (i.e. 26 May 2005) and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.72%.

-

two long-term loans totalling € 1,218 thousand arranged in July 2003, the first for € 471 thousand and the second for € 747 thousand. These are both loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.).

No guarantees have been given in relation to the loans mentioned in this paragraph.

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Sector information for the Group

										(Euro / 000)
					ACCESSORIES & APPAREL
	MOTORCYCLES		SPARE PARTS				OTHER		TOTAL
	Dec.-03	Dec.-02	Dec.-03	Dec.-02	Dec.-03	Dec.-02	Dec.-03	Dec.-02	Dec.-03	Dec.-02

Net sales	315,959	341,529	40,994	42,510	28,304	27,435	2,984	1,497	388,241	412,971
% of net sales	81.4%	82.7%	10.6%	10.3%	7.3%	6.6%	0.7%	0.4%	100.0%	100.0%
Cost of goods sold	(225,354)	(224,194)	(10,474)	(10,281)	(16,178)	(14,193)	(1,400)	(596)	(253,406)	(249,264)

Gross profit	90,605	117,335	30,520	32,229	12,126	13,242	1,584	901	134,835	163,707

% of net sales	28.7%	34.4%	74.4%	75.8%	42.8%	48.3%	53.1%	60.2%	34.7%	39.6%

% of total gross profit	67.2%	71.7%	22.6%	19.7%	9.0%	8.0%	1.2%	0.6%	100.0%	100.0%

Other operating revenues	17,888	8,511	2,242	932	2,885	1,319	163	33	23,178	10,795
Selling expenses	(63,804)	(67,655)	(19,948)	(19,023)	(9,009)	(8,781)	-	-	(92,761)	(95,459)
General and administrative expenses	(12,958)	(15,028)	(1,681)	(1,870)	(1,160)	(1,207)	(24)	-	(15,823)	(18,105)
GP - R&D costs	(3,586)	(6,629)	(466)	(825)	(322)	(533)	(35)	(29)	(4,409)	(8,016)
Other income (charges)	153	(375)	20	(47)	14	(30)	-	-	187	(452)
Depreciation and amortisation	(33,622)	(29,490)	(4,363)	(3,671)	(880)	(823)	(24)	-	(38,889)	(33,984)

Operating profit (loss)	(5,324)	6,669	6,324	7,725	3,654	3,187	1,664	905	6,318	18,486

% of net sales	-1.7%	2.0%	15.4%	18.2%	12.9%	11.6%	55.8%	60.5%	1.6%	4.5%

% of total operating profit	-84.3%	36.1%	100.1%	41.8%	57.8%	17.2%	26.4%	4.9%	100.0%	100.0%

Non-operating income and expense									558	134
Financial income and expense									(6,756)	(10,109)

Profit before taxation and
minority interests									120	8,511

Income taxes									(80)	(1,986)
Net profit for the year									40	6,525

EBITDA	28,263	36,053	10,682	11,383	4,531	4,001	1,688	901	45,164	52,338

% of net sales	8.9%	10.6%	26.1%	26.8%	16.0%	14.6%	56.6%	60.2%	11.6%	12.7%
% of total EBITDA	62.6%	68.9%	23.7%	21.7%	10.0%	7.6%	3.7%	1.7%	100.0%	100.0%

Other information

Sector assets	171,589	180,269	35,143	32,351	26,398	26,044	905	512	234,035	239,176
Goodwill and brands	69,383	76,885	9,035	9,576	6,222	6,136	597	372	85,237	92,968

Total unallocated assets									137761	115,259

Total Assets									457,033	447,403

Sector liabilities	91,597	103,244	7,769	8,240	8,558	8,222	836	344	108,760	120,050

Total unallocated liabilities									348273	327,353

Total liabilities									457,033	447,403

Capital investment during the year

Investment in PPE and R&D	25,666	27,867	2,732	3,067	1,103	1,417	105	86	29,606	32,437
Unallocated investment in fixed assets									4,250	11,891

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Group performance

The volume of motorcycle sales, 38,417 units in 2003, was 2.8% lower than in 2002. In particular, following a major drop during the first quarter (-23.2%) and a strong recovery in the next two (+4.3% and +18.8% respectively), the fourth quarter of 2003 closed slightly down with respect to the prior year (-2.1%).

This fall, spread across all product families, was almost entirely offset by the sales of the new Multistrada range launched in March 2003.

Indeed, in just nine months, the new Multistrada 1000 DS has jumped to the top of Ducati motorcycle sales with more than 6,000 units delivered and 4,100 units registered in the world.

Sales of the Superbike family have decreased by 26.4%. Despite being well received by the market, the new 749/999 range has not yet equalled the sales of the previous 748/998 models. These last models, in particular, had benefited from promotional activity in the first six months of 2002 ahead of the launch of the new range.

The 26.1% fall in the sales of the Supersport family was largely due to a significant contraction in sales at the lower end of the range, represented by the 800SS. The remainder of the decrease reflects the sale of about 350 MH900e machines in 2002, a limited-edition model produced between 2001 and 2002.

The major drop (-34.6%) across the board in the sales of the Sport Touring family was mostly caused by buyers waiting for the launch of the new three-valve ST3, as well as for the restyling of the entire range.

The sales of the Monster family were lower than in 2002 (-8.2%). This fall was largely due to a contraction in the sales of the 620 cc model, on completion of the “substitution” effect relating to the 600, while the new S4R powered by a 996 cc engine exceeded the success of the S4, even though it was only launched in April 2003.

Independent dealers continued to open new Ducati stores in Italy and abroad during 2003. As of 31 December 2003 there are 140 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with our image.

 Value of production

The value of production during the year ended 31 December 2003 amounted to € 428.5 million, compared with € 458.6 million in 2002, down € 30.1 million (-6.6%). This decrease was due principally to both mix effects and the adverse exchange-rate effect.

Output of motorcycles during 2003 totalled 36,661 units, down 11.5% compared with 2002 as a result of the decision to reduce inventories. In particular, about 1,756 fewer motorcycles were produced with respect to sales in 2003, while output in prior years exceeded demand.

Sales of motorcycles amounted to € 316.0 million, down 7.5% with respect to 2002 due to both the adverse exchange-rate effect and a slight drop in volume. At constant exchange rates, the decline would have been 3.5%.

Sales of the other categories of Ducati products (spare parts, accessories and apparel) during the year ended 31 December 2003 were in line with those reported for 2002. At constant exchange rates, there would have been an increase of 3.5%.

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Analysis of the volume of motorcycles sold in the principal geographic markets highlightsincreases in the United Kingdom (10.9%), the nations not served by local branches (+7.3%) and Italy (+1.7%), but a slight fall in Benelux (-1.5%). There were also reductions in the United States (-8.4%), France (-7.6%) and Japan (-4.9%), where about 300 units of the MH900e were sold in 2002. Lastly, sales fell sharply in Germany (-25.3%) where the policy of the distribution network has been to run down inventories.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during 2003 totalled about 38,130 units, with a decrease of 3.5% with respect to the prior year. There were increases in Spain and Portugal (+35%), Switzerland (+28%), Benelux (+6%), Italy (+1%) and Germany (+1%). On the other hand, there were decreases in Japan (-7%), France (-8%), the United Kingdom (-16%) and the United States (-17%).

In particular, after a major drop in the first quarter (-18%), there was a significant inversion in the trend during the second quarter (-4%), followed by a recovery in the third and fourth quarters (+10% and +2% respectively).

Lastly, with the exclusion of the United States where significant restructuring is underway, the fall in registrations of just 1% was in line with the essentially stable market conditions.

 Consumption of raw materials

The consumption of raw materials and related expenses amounted to € 191.4 million as of 31 December 2003, compared with € 200.5 million in 2002, down € 9.1 million (-4.5%). This decrease reflects lower production with respect to last year, consistent with our inventory-reduction policy.

Other operating expenses

Other operating expenses totalled € 134.6 million in 2003, down € 5.3 million from € 139.9 million in 2002. In particular, the reduction in selling and commercial costs was offset by higher costs associated with participation in the MotoGP championship. As a result, other operating expenses have increased as a percentage of the value of production from 30.5% in 2002 to 31.4% in 2003, given the reduction in the value of production caused by the decline in sales.

 Value added

Value added amounted to € 102.5 million in 2003, compared with € 118.2 million in 2002, down € 15.7 million (-13.3%) due to the reduction in net sales and the adverse exchange-rate effect. As a percentage of the value of production, value added has decreased from 25.7% in 2002 to 23.9% in 2003.

Provisions for doubtful accounts and writedowns

The provision for doubtful accounts for the year ended 31 December 2003, € 1.3 million, was recorded to cover risks associated with specific customers of, in particular, Ducati Corse S.r.l. and certain foreign subsidiaries including those in the United States, Germany and France.

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Provisions for risks and charges

These provisions amounted to € 4.7 million in the year ended 31 December 2003, down € 7.1 million with respect to the prior year. This decrease is associated with improvements in product quality and a consequent reduction in warranty costs essentially for the following reasons:

-          lower sales and consequent decrease in the number of motorcycles covered by warranty;

-          lower warranty costs experienced in relation to 2002 and 2003 models (currently under warranty) with respect to the models sold in prior years;

-          improved management of warranty costs as part of the wider programme of cost reductions implemented by the Group;

-          more precise analysis of the historical trends in warranty costs and spare parts depreciations used to determine the size of the provisions.

 Payroll and related costs

Payroll and related costs amounted to € 51.2 million in 2003, compared with € 52.6 millionin 2002, down € 1.4 million (-2.7%). This decrease reflects a reduction in the direct labour force due to the decline in the number of motorcycles produced during 2003. These costs absorbed 12.0% of the value of production, compared with 11.4% last year.

Gross operating profit

Gross operating profit amounted to € 45.2 million in 2003 compared with € 52.5 million in 2002, down € 7.3 million (-13.9%). As a percentage of the value of production, gross operating profit has decreased to 10.5% from 11.4% last year, due to the strong appreciation of the Euro against all the currencies of significance to Ducati.

 Depreciation of property, plant and equipment and amortisation of intangible fixed assets

Depreciation and amortisation charges for 2003 amounted to € 38.9 million, compared with € 34.0 million in 2002. The increase of € 4.9 million reflects research and development and the industrialisation of products carried out in 2002 and 2003, especially with regard to the 749/999 family, the Multistrada and the development of the new three-valve engine.

 Operating profit

The operating profit for 2003 was € 6.3 million, compared with € 18.5 million in 2002, down € 12.2 million (-65.9%). As a percentage of the vaIue of production, operating profit has declined from 4.0% in 2002 to 1.4% in 2003. As already mentioned, this decrease mainly reflects a reduction in the volume of motorcycle sales and the exchange-rate effect on sales invoiced in foreign currencies; these effects were only partially offset by the reduction in selling and commercial costs.

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Net financial income (charges)

Net financial charges amounted to € 6.8 million in 2003, compared with € 10.1 million in 2002. This improvement in the results of financial management, € 3.3 million, was mainly due to a reduction of interest expenses in the flooring costs (incentives and cash discounts allowed to dealers) incurred by the American branch, as well as to exchange gains deriving from the policy of hedging the exchange risk on foreign currency transactions.

Net non-operating income (expense)

Net non-operating expense amounted to € 0.04 million in 2003 compared with € 0.02 million in 2002.

 Non-operating income from revaluation of the brand name

Non-operating income includes deferred taxes of € 5.2 million released to the consolidated statement of operations, for the reasons described in the explanatory notes, following the revaluation of the brand name in the parent company’s statutory financial statements for 2003 pursuant to Law 342 dated 21 November 2000, as referred to by Law 350 dated 24 December 2003.

Out-of-period taxation

This caption reflects the costs incurred in May 2003 by Ducati Motor Holding S.p.A. and its subsidiary Ducati Corse S.r.l., € 150 thousand, following their acceptance of the tax amnesty, as described in the related explanatory note to the statement of operations. The balance of € 437 thousand comprises adjustments to the taxation estimated as of 31 December 2002.

Restructuring costs

These costs, € 4.0 million, relate to the corporate reorganisation plan that provides for the termination by mutual agreement of a certain number of employees in exchange for severance incentives, as approved by the Board of Directors of the parent company on 5 March 2003 (first part) and 8 April 2003 (second part).

Net profit (loss) for the year

The Ducati Group’s interest in the net profit for the year ended 31 December 2003 amounts to € 40 thousand, compared with € 6.5 million in the prior year. The principal reasons for this decrease were the contraction of sales the mix effects and the effect of adverse exchange rates.

 EBITDA (Profit before financial income and expense, taxation, depreciation and amortisation, and net non-operating expenses)

In view of the importance of this parameter, which is used by management for control purposes, it is useful to highlight that the result of € 45.2 million reported for the year

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ended 31 December 2003 compares with € 52.3 million reported for 2002, a decrease of € 7.1 million (-13.6%).

As a percentage of net sales, EBITDA has decreased from 12.7% to 11.6%.

This is mainly explained by:

-           the adverse mix deriving from the sale of motorcycles (-3.1%);

-           the adverse exchange-rate effect, especially with regard to the dollar and sterling (-2.1%);

-           offset in large measure by the reduction in commercial and selling costs (4.1%).

SECTOR INFORMATION

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross profit, operating profit and EBITDA:

	Motor	Spare	Accessories	Other	Total
	cycles	parts	and apparel

Net sales	81.4%	10.6%	7.3%	0.7%	100.0%
Gross profit	67.2%	22.6%	9.0%	1.2%	100.0%
Operating profit	-84.3%	100.1%	57.8%	26.4%	100.0%
EBITDA	62.6%	23.7%	10.0%	3.7%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group, contributing 81.4% of net sales.

Sales of motorcycles were 7.5% lower in 2003 than in 2002.In particular, the reduction in volume by 2.8% was compounded by a strongly adverse exchange-rate effect with regard to the US dollar, the Japanese yen and sterling. Following a major contraction in the first quarter (-23.2%), sales recovered in the second and third quarters, up 4.3% and 18.8% with respect to the comparative quarters of the prior year, but were slightly lower in the fourth quarter on a comparative basis. The gross profit on motorcycles eased from 34.4% to 28.7% due, in particular, to the adverse exchange-rate effect and, in part, to the adverse sales mix. The lower profitability of the motorcycle sector at the EBITDA level, down from 10.6% to 8.9%, was also due to these reasons.

Spare parts

Sales in this sector were 3.6% lower than in 2002, mostly due to the effect of exchange rate movements. At constant exchange rates, there would have been a slight, 0.8% increase in sales.

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Here too, profitability was adversely affected by the exchange rate movements: gross profit eased from 75.8% to 74.4% and the operating profit declined from 18.2% to 15.4%. The EBITDA of the spare parts sector fell from 26.8% of net sales to 26.1%.

Accessories and apparel

The sales of accessories and apparel under the Ducati Performance brandname increased by 3.2% in 2003 with respect to the prior year, despite the strongly adverse exchange-rate effect. At constant exchange rates, the increase would have been 7.6%.

The adverse effect of exchange rate movements was also responsible for the decrease in gross profit from 48.3% to 42.8%, while the reduction in commercial expenses caused slight increases in the operating profit, up from 11.6% to 12.9%, and in EBITDA, up from 14.6% to 16.0%.

 Other

This sector comprises the revenues generated from the sale of services.

A comparative analysis of performance would not be significant given the nature of this sector and the limited level of the turnover generated.

 Criteria for the preparation of sector information

The criteria adopted to allocate revenues and costs by sector are set out below.

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

-          purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned,

-          direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle sector,

-          indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle sector,

-          expensed R&D costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle sector.

R&D costs principally relate to studies and research for the development of new models or the improvement of existing models. The capitalised portion of R&D costs mainly relates to projects associated with the development of engines and new models of motorcycle. The research programme has focused, in particular, on finding ways to reduce vehicle weight, improve their aerodynamic characteristics and optimise engine performance, as described in more detail in the related explanatory note to the consolidated financial statements.

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Other operating revenues are allocated as follows:

-          sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors,

-          royalty income is allocated 100% to the apparel sector since it is recognised in relation to this sector’s products,

-          other revenues are allocated 100% to the motorcycle sector.

Selling costs are allocated as follows:

-          sales rebates and incentives are allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department,

-          the provision for product warranties is allocated 100% to the motorcycle sector,

-          carriage out and packaging is allocated with reference to the costs actually incurred to transport the products of the various sectors,

-          the provision for doubtful accounts is allocated in proportion to the sales of the individual sectors,

-          factoring commission expense is allocated 100% to the motorcycle sector,

-          the costs of the commercial function including the related payroll costs are allocated as follows:

1.        on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc.),

2.         and with reference to the sales of the individual sectors for all the other departments,

-          the commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs, are allocated with reference to sales,

-          commercial costs recovered relate solely to the motorcycle sector,

-          branch costs are allocated based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which is allocated on a specific basis,

-          R&D costs related to the MotoGP are allocated based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales; non-operating costs are allocated based on the sales of motorcycles and spare parts.

Depreciation and amortisation are allocated as follows:

-          the depreciation of property, plant and equipment is allocated with reference to the sales of the motorcycle, spare parts and engine sectors,

-          the amortisation of R&D is allocated with reference to the sales of the motorcycle and spare parts sectors,

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-          the amortisation of the brand name, no-competition agreements and other deferred costs is allocated with reference to the sales of the various sectors.

Financial income and expense and taxation are not allocated.

Criteria for the preparation of the Balance Sheet by Sector

The assets and liabilities allocated to the individual sectors include:

Sector assets

Trade receivables have been allocated on the basis of sales, in a manner consistent with the allocation of net sales in the statement of operations by sector.

Inventories have been allocated with reference to the actual inventories of the individual sectors at the end of the year.

Property, plant and equipment, net, has been allocated based on the net sales allocated in the statement of operations by sector.

Goodwill and the brand name

Goodwill and the brand name have been allocated to the various sectors on the basis of net sales.

Sector liabilities

Trade payables have been allocated on the basis of the cost of sales.

Amounts due to employees and the employees’ leaving entitlements have been allocated on a basis consistent with the payroll costs charged to the business sectors.

The provisions for risks and charges have been allocated as follows:

 •   provision for product warranty: 100% to the motorcycle sector

 •   provision for other risks and charges: based on sales

Investment in fixed assets

The investment in fixed assets during the year has been allocated as follows:

 •   part relating to industrial property, plant and equipment: based on sales

 •   part relating to investment in R&D: based on the sales of motorcycles and spare parts

 •   other investment in tangible and intangible fixed assets: not allocated

Parent companies

The share capital of the parent company, Ducati Motor Holding S.p.A., totals € 82.4 million and is represented by 158,500,963 issued and fully-paid ordinary shares, nominal value € 0.52 each.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders disclosed below have been determined by reference to communications and other information received by the Company at the time

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of the Shareholders’ Meeting held on 6 May 2003, as well as to any updates received between then and the date of preparing this report:

	Number of Shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.22%
Harris Associates LP	11,999,776	7.57%
Giorgio Seragnoli	7,815,692	4.93%

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law, the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by the parent company.

Furthermore, considering the new instructions regarding “management and coordination” activities laid down in the new arts. 2497 et seq. of the Italian Civil Code, the Board of Directors has formally noted that no companies or entities, including among these TPG Advisors, Inc., the relative majority shareholder, manage or coordinate the Company’s activities.

Subsidiary companies

 The following subsidiaries are controlled directly by the Company:

-           Ducati France S.A.S. (100% owned).

-           Ducati Motor Deutschland G.m.b.H. (100% owned).

-           Ducati Japan K.K. (100% owned).

-           Ducati Benelux B.V. (100% owned).

-           Ducati U.K. Limited (100% owned).

-           Ducati Corse S.r.l. (99% owned; the remaining 1% is held by Ducati.Com S.r.l.).

-           Ducati North America Inc. (100% owned).

-           Ducati.Com S.r.l. (99% owned; the remaining 1% is held by Ducati Corse S.r.l.).

Changes in ownership and other corporate events subsequent to December 31, 2003 are described in the section on the Structure of the Ducati Group.

Ducati Motor Holding S.p.A. has commercial relations with the other companies in the Ducati Group responsible for the sale of products in specific countries (the United States, Germany, France, Japan, the Netherlands and the United Kingdom). Ducati Motor Holding

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S.p.A. sells its production of motorcycles to these companies at prices that reflect local conditions, as well as the competitive and market situations in the nations where the acquiring companies operate.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables:

	Receivables € 000	Payables € 000
Ducati France S.A.S.	8,127	653
Ducati Motor Deutschland G.m.b.H.	22,830	655
Ducati Japan K.K	24,382	79
Ducati Benelux B.V.	5,114	181
Ducati U.K. Limited	11,813	180
Ducati Corse S.r.l.	1,844	10,555
Ducati North America Inc.	24,636	2,044
Ducati.Com S.r.l.	556	2,788

Total	99,302	17,135

In June 2003, Ducati Motor Holding S.p.A. made a payment on capital account of € 10.0 million to its subsidiary, Ducati North America Inc. This non-returnable payment was made by the parent company to help the above subsidiary enter into certain financially-remunerative transactions.

In particular, again in June, Ducati North America Inc. subscribed for Asset-backed Floating Rate Notes (Class B bonds) totalling about € 10 million, as described further in the “Financing activities” section of this report regarding the securitisation. These bonds were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year.

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

As of 31 December 2003, the only significant financial liability of Ducati Motor Holding S.p.A. towards other Group companies relates to the unpaid quota capital of Ducati Corse S.r.l., € 7,373 thousand.

 There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

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As a result, the following contracts have been signed:

-	Lease of the racing business.

-	Contract for the sponsorship of sporting activities.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

A service contract was signed between Ducati Motor Holding S.p.A. and Ducati.Com S.r.l. during 2002. This contract covers the advertising, commercial and data-collection activities carried out by Ducati.Com S.r.l. on behalf of Ducati Motor Holding S.p.A. via its website, www.ducati.com.

Certain foreign subsidiaries also became involved in the securitisation arrangements during 2003.

Ducati France formally entered the programme for the securitisation of trade receivables at the end of June 2003, and made the first disposal in the following month.

Ducati Motor Deutschland and Ducati UK entered the securitisation programme at the time of the December 2003 disposal. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then immediately sells them to Ducati Desmo Finance 1.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

See below.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

Ducati Motor Holding S.p.A. made purchases of its own shares during June and July 2003, in full compliance with the applicable regulations, in order to support trading in Ducati shares on the Italian stockmarket.

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These purchases were made in accordance with the shareholders’ authorisation dated 7 May 2002 and were disclosed to Consob on a timely basis. As of 31 December 2003, the Company holds a total of 293,235 own shares. Their reported value reflects the market valuation of these shares as of 31 December 2003: € 1.3334 each.

Significant events subsequent to 31 December 2003

 A further tranche of the outstanding bond with a nominal value of € 10,000,000 was bought back on 10 February 2004, value date 13 February 2004, as described in more detail within the financing activities section of this report.

Research and development activities

The Group has continued to carry out study and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new knowledge and applying it in the creation and perfection of new products, and for the technological improvement of existing products.

Ducati Motor Holding S.p.A. intends to apply for the grants available in relation to these activities pursuant to art. 13 of Law 140 dated 28 May 1997.

In this regard – in the context of the more extensive research and development activities carried out during the year – the principal lines of research have involved investment in the study, design and testing of applications that seek to:

•	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

•	reduce the size and improve the aerodynamics of motorcycles, while retaining the Ducati brand’s distinctive style;

•	optimise engine performance, while reducing the noise of the intake and exhaust systems; the pursuit of this objective has included the study and introduction of new approaches to the optimisation of testing at the production and assembly stages;

•	identify specific technical enhancements for motorcycles and engines, in order to optimise their performance.

Expenditure eligible for finance pursuant to Law 140/97, incurred by the Company during 2003 in relation to the specific research and development activities described above, is classified in the following cost captions:

	Total costs capitalised in 2003	Deducted portion (amortised in 2003)

	€	€
Direct personnel	1,800,000	360,000
Consultancy services and outwork	2,500,000	500,000

Instrumentation and equipment (depreciation/rental charges)	250,000	250,000

Total	4,550,000	1,110,000

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The above direct personnel, consultancy services and outwork costs have been capitalised as “Research and development” in the balance sheet. Amortisation at 20% p.a. has been charged to the statutory statement of operations and will be deducted for tax purposes pursuant to Decree 917 dated 22 December 1986.

With regard to instrumentation costs, the first and second columns both reflect the depreciation charge for 2003.

Concerning the nature of these costs, it is confirmed that personnel costs solely include employees with technical qualifications.

Technological consultancy costs relate to design work and applied research commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the research project concerned. In addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above research and development activities; the related depreciation charges have been allocated correctly.

The study and design activities mentioned above have helped to achieve by the end of the year all the technical results that had been planned.

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In addition, the Company has presented applications for R&D incentives in relation to the following projects that are currently in progress:

Purpose of the programme(1)	Total eligible investment €	Estimate dinvestment as of 31 12 03 €	Regulation	Status of application

4404/DSPAR/1	7,855,309.44		Art. 11, Decree 8-8-1997	Examination suspended

2873/DSPAR/0	10,560,510.67		Art. 11, Decree 8-8-1997	Examination in progress

E01/0005/0	5,926,680.00	3,600,000.00	Art. 14, Law 46/82	Min. Decree 88 of 5/8/02

E01/0001/0	841,960.00	977,083.26	Art. 14, Law 46/82	Min. Decree 86 of 5/8/02

E01/0006/0	1,308,480.00	500,000.00	Art. 14, Law 46/82	Min. Decree 89 of 5/8/02

E01/0004/0	2,706,570.00	1,700,000.00	Art. 14, Law 46/82	Min. Decree 87 of 5/8/02

E01/0003/0	1,209,400.00	600,000.00	Art. 14, Law 46/82	Min. Decree 415 of 19/6/03

E01/0142/0	17,543,710.00	12,000,000.00	Art. 14, Law 46/82	Min. Decree 583 of 10/10/03

(1)     For confidentiality reasons, only the protocol number allocated by the competent ministerial offices is indicated.

During 2003, Ducati Motor Holding S.p.A. sent statements of costs eligible for financing (progress reports) to both the Ministry for Productive Activities and San Paolo IMI, the programme manager, regarding the following projects:

•	E01/0005/0, sent on 28/2/03 for a total amount of € 1,883,356.92 (costs incurred between 3/5/01 and 31/12/02)

•	E01/0004/0, sent on 28/2/03 for a total amount of € 790,971.06 (costs incurred between 7/2/01 and 31/12/02)

•	E01/0142/0, sent on 31/10/03 for a total amount of € 5,081,387.68 (costs incurred between 6/2/02 and 28/2/03)

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•	E01/0003/0, sent on 12/12/03 for a total amount of € 579,908.94 (costs incurred between 1/6/01 and 31/10/03)

•	E01/0001/0, sent on 12/12/03 for a total amount of € 448,678.04 (costs incurred between 5/11/01 and 31/5/02)

•	E01/0001/0, sent on 12/12/03 for a total amount of € 528,405.22 (costs incurred between 1/6/02 and 4/5/03)

•	E01/0006/0, sent on 23/12/03 for a total amount of € 481,203.17 (costs incurred between 2/7/01 and 31/10/03)

During 2003, Ducati Motor Holding S.p.A. sent the Ministry for Productive Activities and San Paolo IMI, the programme manager, applications for extensions regarding the following projects:

•	E01/0006/0, sent on 23/12/03 with justification for the request to extend the completion date for the project to 4/11/04

•	E01/0003/0, sent on 12/12/03 with justification for the request to extend the completion date for the project to 31/7/04

During 2003, Ducati Motor Holding S.p.A. received assisted finance and capital grants in relation to the following projects:

•	E01/0005/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to € 746,761.68 and capital grants amounting to € 261,114.00 with a value date of 22 July 2003;

•	E01/0004/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to € 470,943.18 and capital grants amounting to € 118,668.00 with a value date of 22 July 2003.

These capital grants are recorded as other operating revenues following expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. This procedure is adopted since Ducati Motor Holding S.p.A. believes, pursuant to art. 4.5 of the related concessions, that if 60 days elapse from the date of presenting the progress report and related documentation in a formally and technically complete fashion, without any objection from the Ministry for Productive Activities or the programme manager (San Paolo IMI), then it is entitled to collect the grants, receipt of which has become certain even though they will only be paid out when the related liquidity becomes available to the Ministry (pursuant to art. 4.6 of the related concessions). Ducati Motor Holding S.p.A. nevertheless believes that the above amounts will be paid prior to the date that these financial statements are approved.

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Relations with related parties

Relations with related parties, to the extent that they exist, are described in specific sections of the report on operations. In particular, relations with the directors are detailed below:

	Directors’ emoluments	Collaboration and/or remuneration	Expenses reimbursed

Federico Minoli	*250.000	872,288	58,683

Giorgio Seragnoli	15,000	-	-

Mauro Benetton	15,000	-	-

David Bonderman	15,000	-	-

Alessandro M. M. Foti	12,500	-	-

Abel Halpern	15,000	-	13,423

Andrea Lipparini	11,250	-	-

Paolo Pietrogrande	15,000	289,725	-

Dante Razzano	15,000	-	-

Giles Thorley	10,000	-	-

Ulrich Weiss	15,000	-	-

* Waived emoluments of € 15,000 for the directors.

The emoluments of the directors Alessandro M. M. Foti, Andrea Lipparini and Giles Thorley have been recorded on an accruals basis with reference to their dates of appointment being, respectively, 5 March 2003, 8 April 2003 and 7 May 2003.

At the Board Meeting held on 8 April 2003, the directors also voted to make a voluntary contribution of € 1,000 each out of their annual remuneration to a no-profit organisation for projects to be carried out in certain areas of central Africa.

Two commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder is Federico Minoli. These agreements involved, respectively, the organisation of the “Motogiro d’Italia” and the “Centopassi”

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events which were held during the months of July and September 2003, respectively, at a total cost of € 392 thousand.

A commercial services agreement has been signed with Contemporanea Progetti S.r.l., in which a relation of Paolo Pietrogrande holds a 30% interest. Work on this agreement to brighten up the assembly line was completed by December 2003 at a cost of € 17 thousand.

The Board of Directors has granted a contract for the training of personnel to Knowledge Lab S.r.l., in which Andrea Lipparini holds a 22.5% interest. The value of this work, to be completed by December 2004, is about € 12,000.

The above transactions were arranged on arms’-length terms. Reference is also made to the “Commitments not reflected in the Balance Sheet” section of the explanatory notes as of 31 December 2003 and to the paragraph on “Stock Option Plans”.

The directors’ interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of 31/12/03

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000
Alessandro M. M. Foti	1,000

There are no significant relations with other related parties, other than those disclosed in this report on operations or in the explanatory notes.

Outlook for operations

A very challenging year for Ducati ended with growth in both registrations and EBITDA during the fourth quarter of 2003. After a very difficult first quarter, Ducati experienced a marked recovery during the subsequent nine months. In particular, excluding the first quarter, sales were 5% higher than in the prior year.

Ducati’s net sales in 2003 were in line with the prior year, if the adverse exchange-rate effect is ignored, and broadly breakeven results before taxation have been reported. This was made possible by the benefits deriving from the cost-saving plan, which largely offset the adverse impact of the stronger Euro. In addition, production and sell-in have been cutback, in line with the strategy to reduce the level of worldwide inventories. Product warranty costs have also declined, highlighting the improvement in product quality.

Ducati has continued to develop and launch innovative new products over the past 12 months, and has invested considerably in brand development. The sensational participation in the MotoGP championship has greatly strengthened the Ducati brand and, with more than one million individual visitors to the website each month, the Ducati community and the related promotional activities have never been more popular. The challenge is to

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transform this increased ‘share of dreams’ into greater market share with a consequent rise in the sales of dealers.

The start of 2004 has been encouraging and the year as a whole should be better than 2003. The full benefits of the saving plan relates to product and organization will only be felt during 2004 and it should cancel out the continual adverse exchange-rate effects. Sales are therefore expected to rise again, with a return to profitability and a significant improvement in the net financial position. In any event, 2004 will be a year of further consolidation and preparation for 2005 when, assisted by an improvement in the general economic climate, the Ducati range is expected to make a major impact on the market.

for the Board of Directors The Managing Director

(Federico Minoli)

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